FILED PURSUANT TO

RULE 424 (B)(3)

REGISTRATION NO. 333-85848

WELLS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 15 DATED MARCH 31, 2004 TO THE PROSPECTUS

DATED JULY 26, 2002

This document supplements, and should be read in conjunction with, the prospectus of Wells Real Estate Investment Trust, Inc. dated July 26, 2002, as supplemented and amended by Supplement No. 1 dated August 14, 2002, Supplement No. 2 dated August 29, 2002, Supplement No. 3 dated October 25, 2002, Supplement No. 4 dated December 10, 2002, Supplement No. 5 dated January 15, 2003, Supplement No. 6 dated April 14, 2003, Supplement No. 7 dated May 15, 2003, Supplement No. 8 dated June 15, 2003, Supplement No. 9 dated August 27, 2003, Supplement No. 10 dated September 15, 2003, Supplement No. 11 dated September 25, 2003, Supplement No. 12 dated October 25, 2003, Supplement No. 13 dated December 11, 2003, and Supplement No. 14 dated January 10, 2004. When we refer to the “prospectus” in this supplement, we are also referring to any and all supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	Status of the offering of shares in Wells Real Estate Investment Trust, Inc. (Wells REIT);

(2)	Revisions to the “Plan of Distribution” section of the prospectus;

(3)	Revisions to the “Description of Real Estate Investments” section of the prospectus to describe the acquisition of a six-story office building in Cambridge, Massachusetts (Brattle Square Cambridge Building) and the acquisition of a 9.0-acre tract of land in Lebanon, New Jersey and the development and construction of an office building thereon (Merck New Jersey Property);

(4)	Revisions to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus;

(5)	Updated audited financial statements of the Wells REIT; and

(6)	Updated unaudited prior performance tables.

Status of the Offering

We commenced our initial public offering of common stock on January 30, 1998, which terminated on December 19, 1999; our second public offering of common stock on December 20, 1999, which terminated on December 19, 2000; and our third public offering of common stock on December 20, 2000, which terminated on July 26, 2002. We received approximately $1.6 billion in aggregate gross offering proceeds from the sale of approximately 159.0 million shares in these three prior public offerings.

Pursuant to the prospectus, we commenced our fourth public offering of $3 billion in shares (300 million shares) of common stock on July 26, 2002. As of March 25, 2004, we had received aggregate gross offering proceeds of approximately $4.8 billion from the sale of approximately 477.0 million shares in all of our public offerings. After payment of approximately $163.2 million in acquisition and advisory fees and acquisition expenses, payment of approximately $508.6 million in selling commissions and organization and offering expenses, and aggregate common stock redemptions of approximately $108.7 million pursuant to our share redemption program, as of March 25, 2004, we had raised aggregate net offering proceeds available for investment in properties of approximately $4.0 billion, substantially all of which has been invested in real estate properties.

We have now exhausted our shares available for sale to the public, and there are no shares remaining available for sale to the public pursuant to our fourth public offering, exclusive of shares available for sale to current stockholders of the Wells REIT under our dividend reinvestment plan.

Plan of Distribution

The following information should be read in conjunction with the “Plan of Distribution—General” section beginning on page 146 of the prospectus.

Of the maximum 30 million shares offered for sale pursuant to our dividend reinvestment plan, as of March 25, 2004, approximately 20.3 million shares had been sold and approximately 9.7 million shares remained available to be sold to our current stockholders through our dividend reinvestment plan. We intend to continue to offer the remaining shares available pursuant to our dividend reinvestment plan until the earlier of (1) the date of sale of all 30 million shares, or (2) the termination of this offering on July 25, 2004.

Description of Real Estate Investments

As of March 25, 2004, we had purchased and owned interests in 113 real estate properties located in 26 states, exclusive of properties sold. Below is a description of our recent real property acquisitions.

Brattle Square Cambridge Building

On February 26, 2004, Wells REIT – One Brattle Square I, LLC and Wells REIT – One Brattle Square II, LLC (collectively, REIT – Brattle Square), both Delaware limited liability companies which are wholly owned by Wells Operating Partnership, L.P. (Wells OP), a Delaware limited partnership formed to acquire, own, lease, and operate real properties on behalf of the Wells REIT, purchased a six-story office building containing approximately 98,000 rentable square feet located on a 0.7-acre tract of land at One Brattle Square in Cambridge, Massachusetts (Brattle Square Cambridge Building) for a purchase price of approximately $69.7 million, from OB Square Acquisition LLC, a Delaware limited liability company (OB Square). OB Square is not in any way affiliated with the Wells REIT, Wells REIT – One Brattle Square I, LLC, Wells REIT – One Brattle Square II, LLC, Wells OP, or our Advisor.

The Brattle Square Cambridge Building, which was built in 1991, is primarily leased to The President and Fellows of Harvard College (Harvard College) (approximately 56%), HMV USA Inc. (approximately 23%), and The Limited Express, Inc. (approximately 17%). The remaining three tenants lease approximately 3% of the Brattle Square Cambridge Building and approximately 1% of the Brattle Square Cambridge Building is currently vacant.

Harvard College is one of the leading educational institutions in the United States. Harvard College has an undergraduate program which enrolls over 6,000 students and 10 graduate and professional schools with a total of approximately 12,000 students. Harvard College employs approximately 2,000 faculty members. Harvard College has an endowment which was valued at approximately $18.3 billion at the end of fiscal year 2001. The current aggregate annual base rent for Harvard College and the five additional tenants in the Brattle Square Cambridge Building is approximately $7.5 million. The current weighted average remaining lease term for all tenants in the Brattle Square Cambridge Building is approximately 10 years. Harvard College has the right, at its option, to extend the initial term of its lease for one additional five-year period.

Wells Management Company, Inc. (Wells Management), an affiliate of the Wells REIT and our Advisor, will be paid asset and property management fees in the amount of up to 4.5% of the gross revenues from the Brattle Square Cambridge Building, subject to certain limitations.

Merck New Jersey Property

On March 16, 2004, Wells OP purchased a 9.0-acre tract of land located at 600 Corporate Drive in the 78 Corporate Center Office Park in Lebanon, New Jersey for a purchase price of $3.9 million, from Bellemead Development Corporation, a Delaware corporation not in any way affiliated with the Wells REIT, Wells OP or our advisor. In April 2004, Wells OP will commence construction on a four-story office building containing approximately 125,000 rentable square feet (Merck Project). The aggregate cost for the acquisition and development of the Merck Project is currently anticipated to be approximately $25 million. Wells OP obtained a construction loan in the amount of $21.1 million from Bank One, NA, which will completely fund the construction of the Merck Project. In addition, Wells OP entered into a development agreement, an architect agreement, and a design and build agreement to construct the Merck Project on the Merck New Jersey Property.

The Merck New Jersey Property is leased to Merck & Co., Inc. (Merck), a global pharmaceutical products company with corporate headquarters in Whitehouse Station, New Jersey. Merck develops and manufactures pharmaceutical products designed to improve human and animal health for sale to drug wholesalers, retailers, hospitals, clinics, government agencies, and managed health care providers. Merck reported a net worth, as of December 31, 2003, of approximately $15.6 billion.

The Merck lease will extend 15 years beyond the rent commencement date, which will occur shortly after completion of the Merck Project. Construction on the building is expected to be completed by June 2005. Merck has the right to extend the initial 15-year term of this lease for two additional five-year periods. The annual base rent payable for the Merck lease beginning on the rent commencement date is expected to be approximately $1.7 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The information contained on page 101 in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus is revised as of the date of this supplement by the deletion of that entire section and the insertion of the information below. The following discussion and analysis should also be read in conjunction with our accompanying financial statements and notes thereto.

Forward Looking Statements

This supplement contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934, including discussion and analysis of our financial condition, anticipated capital expenditures required to complete certain projects, amounts of anticipated cash distributions to stockholders in the future and certain other matters. Readers of this supplement should be aware that there are various factors that could cause actual results to differ materially from any forward-looking statements made in this supplement, which include changes in general economic conditions, changes in real estate conditions, construction costs which may exceed estimates, construction delays, increases in interest rates, lease-up risks, inability to obtain new tenants upon the expiration of existing leases, inability to invest in properties on a timely basis or in properties that will provide targeted rates of return and the potential need to fund tenant improvements or other capital expenditures out of operating cash flow. (See generally the “Risk Factors” section of the prospectus.)

REIT Qualification

We have made an election under Section 856 (c) of the Internal Revenue Code of 1986 (Internal Revenue Code) to be taxed as a REIT under the Internal Revenue Code beginning with our taxable year ended December 31, 1998. As a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is lost. Such an event could materially adversely affect our financial position and results of operations. However, we believe that we are organized and operate in a manner which will enable us to qualify for treatment as a REIT for federal income tax purposes during this fiscal year. In addition, we intend to continue to operate the Wells REIT so as to remain qualified as a REIT for federal income tax purposes.

Overview

During the years ended December 31, 2003, 2002, and 2001, we have raised equity of approximately $2.5 billion, $1.3 billion, and $0.5 billion, respectively, and have acquired properties or entities owning properties with an acquisition price and/or construction cost totaling approximately $2.7 billion, $1.4 billion, and $0.2 billion, respectively. As of December 31, 2003, we have issued substantially all of the shares that we currently intend to issue, except shares to be issued pursuant to our dividend reinvestment plan. After certain acquisitions planned for the first quarter of 2004, we have acquired substantially all of the properties that we intend to acquire at this time. A significant amount of our time and effort to date has been focused on the raising of equity and acquisition of properties that meet our investment criteria and yield appropriate returns for our stockholders.

The significant growth of our portfolio resulted in a considerable increase in our operating results, including cash flows, revenues, net income, and dividends paid. As we will obtain a full year’s benefit from the 2003 acquisitions in 2004 and future years, we do not expect that future results will be comparable to historical operating results. Substantially all of our revenues are generated from the operations of the properties that we own. After incurring property and portfolio level operating expenses, we must assess the amount of cash that we have available for capital improvements and distributions to investors. We generally anticipate that cash flows from operations will be sufficient to fund distributions paid to investors during each period, but to the extent that the cash flows from operations are not comparable between periods, the level of distributions paid to investors may change. During the years ended December 31, 2003, 2002 and 2001, we paid aggregate dividends of approximately $219.1 million, $105.0 million, and $36.7 million, respectively; compared to generating cash flows from operations of approximately $237.1 million, $104.6 million, and $42.3 million, respectively.

Our most significant challenges and risks primarily relate to our ability to effectively manage and operate the properties in our portfolio. Our focus is on leasing any currently vacant space and space that becomes vacant upon the expiration of the current leases at market rates and minimizing property and portfolio level operating expenses to support a maximum dividend for our investors and, ultimately, selectively disposing of certain properties and replacing them with properties generating higher returns or providing greater diversification. Our intent is to maximize distributions to our investors while at the same time making appropriate levels of capital expenditures necessary to maintain or enhance the value of the properties. We currently have a very high percentage (approximately 97%) of our space leased, but in the event that we do not retain our tenants upon lease expiration at market rents or at all, we may not be able to provide returns in future periods that are consistent with historical periods. Therefore, we are continually assessing the needs of our tenants so we can provide as much assurance as possible and retain them at appropriate rental levels. We believe that we have adequately diversified our portfolio to minimize the effect of negative conditions impacting a certain geographic region, industry, or tenant.

General Economic and Real Estate Market Commentary

The U.S. economy appears to be recovering; however, thus far it has been a jobless recovery, and because of this, real estate office fundamentals may not improve until employment growth strengthens. The economy has shown signs of growth recently, as companies have resumed making investments in new employees. Job growth is considered to be the most significant demand driver for office markets. Unfortunately, the current jobless recovery has resulted in a demand deficit for office space. In general, the real estate office market has lagged behind the overall economic recovery and, therefore, recovery is not expected until late-2004 or 2005 at the earliest, and then will vary by market.

Overall, real estate market fundamentals are weak; however, capital continues to flow into this asset class. This increased capital drives the prices of many properties upward and returns downward on investments in these properties. There is a significant pricing differential in underwriting parameters between well-leased assets with credit tenants and those with either existing vacancies or substantial near-term tenant rollover. Properties with long-term leases to strong credit tenants have seen increases in value.

The office market has significant excess space. Vacancy levels are believed to be at or near their peak. There is some encouraging news, however, as new construction continues to taper-off, coming to a complete halt in many markets. As a result of the slow down in new construction and the modest decline in sublease space, net absorption has turned slightly positive at year-end. Many industry professionals believe office market fundamentals are bottoming-out; however, a recovery cannot be expected until job growth and corresponding demand for office space increases.

Election as a REIT

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and have operated as such beginning with our taxable year ended December 31, 1998. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of our ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes on our taxable income for four years following the year during which qualification is lost, unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT and intend to continue to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying consolidated financial statements, as we made distributions in excess of taxable income for the periods presented. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying consolidated financial statements.

Liquidity and Capital Resources

General

From inception through the year ended December 31, 2003, we have raised significant funds through the sale of our common stock, which have primarily been used for the acquisition of properties and payment of costs associated with raising equity. This fundraising has provided a substantial amount of cash to be used for the acquisition of real estate properties and for certain capital expenditures identified at the time of acquiring certain properties. However, beginning with the year ending December 31, 2004, we do not anticipate receiving significant proceeds from the sale of our common stock as all remaining shares under the fourth offering were sold during the year ended December 31, 2003, except for shares remaining under the dividend reinvestment plan, which will primarily be used to fund redemptions of our shares of common stock as approved by our board of directors.

During the years ended December 31, 2003, 2002, and 2001, we raised proceeds from the sale of approximately 253.7 million, 134.0 million, and 52.3 million shares of our common stock, respectively, with payment of related offering and advisory costs as follows (rounded to the nearest thousands):

	December 31, 2003	December 31, 2002	December 31, 2001
Gross offering proceeds	$2,537,192	$1,340,293	$522,517
Acquisition and advisory fees and expenses	$(87,272)	$(46,373)	$(18,143)
Selling commissions	$(239,949)	$(127,332)	$(49,246)
Other offering costs	$(21,533)	$(20,476)	$(10,085)
Common stock redemptions	$(43,690)	$(15,362)	$(4,137)
Net offering proceeds available for investment in real estate properties	$2,144,748	$1,130,750	$440,906

Substantially all of our future cash flows will be generated from rental and operating expense reimbursements from the operations of the properties that we own and distributions from joint ventures. Additionally, we will raise a limited amount of funds through our dividend reinvestment plan. After incurring property and portfolio level operating expenses, we must assess the amount of cash we have available for capital improvements, share redemptions, and distributions to investors. Dividends paid will be dependent upon our expectations of future cash flows and determination of near-term cash needs for capital improvements, tenant releasing, share redemptions, and debt repayments. To the extent the expected cash available changes significantly, the dividend declared by the board of directors may be adjusted.

Cash Flows From Operating Activities

Cash flows from operations for the years ended December 31, 2003, 2002, and 2001 were $237.1 million, $104.6 million, and $42.3 million, respectively, as compared to distributions paid of $219.1 million, $105.0 million, and $36.7 million for the years ended December 31, 2003, 2002, and 2001, indicating that substantially all distributions for these periods were paid out of our cash flows from operations. The increase in cash flows from operations and distributions between periods was primarily a result of the additional properties acquired during the years ended December 31, 2003, 2002, and 2001. Dividends paid during the years ended December 31, 2003, 2002, and 2001, exceeded taxable income in each of these years. Therefore, we exceeded the minimum distribution requirements to be taxed as a REIT for federal income tax purposes in each of these years.

Our net cash flows from operations is dependent upon the occupancy levels at our properties, the collectibility of rents from tenants, and the level of our operating expenses, among other factors. Significant changes in these factors could result in changes in our cash flows from operations. Net operating cash flows are expected to increase as we acquire additional properties in early 2004 and as we obtain the benefit of a full year of operations for properties acquired during the year ended December 31, 2003; however, net cash flows on a per share basis in 2004 is expected to remain relatively consistent with historical periods.

Additionally, we have the ability to borrow under our existing lines of credit to fund acquisitions that meet our investment criteria, capital expenditures, releasing costs, potential share redemptions, or to repay existing debt. Due to the repayment of notes payable of approximately $202.3 million subsequent to year-end, we have borrowed a significant amount under our lines of credit. The $98.1 million line of credit was set to expire in March 2004 but has been extended to June 2004. The $500 million line of credit expires in April 2005. We are not maintaining cash reserves; therefore, if we are unable to refinance or extend these lines of credit we have a potential exposure to default. We are currently negotiating with lenders in order to replace the existing lines of credit with long-term, fixed rate debt and a smaller operating line of credit in order to mitigate our exposure to increases in interest rates and to address near-term debt expirations; however, no agreement has been executed as of the date of this report. We expect that over the long-term, we will be 15%-20% leveraged with unused amounts available under line of credit agreements for times when we need additional funds.

Additionally, it is probable that we will attempt to register additional shares to be issued under a new dividend reinvestment plan upon the termination of the current dividend reinvestment plan to provide additional sources of cash to fund redemptions, acquisitions, or capital expenditures; however, we are not able to determine at this time how much proceeds, if any, we may be able to raise under such a plan.

Under the terms of our current debt arrangements, we are not in violation of any debt covenants and do not anticipate being in violation of any covenants in the future based on our expectations of future debt levels, cash flows, and operating results.

As noted above, our primary use of operating cash flows is to pay for operating expenses at the property and portfolio level, including interest expense. Subsequently, we determine what, if any, capital expenditures are necessary at our properties related to maintaining or enhancing the value of our properties and retaining or attracting tenants. Given the types of buildings in our portfolio and the lease terms remaining for our current tenants, we do not anticipate significant capital expenditures at our properties will be necessary in the near term. However, as our properties age and as tenant lease expirations approach, we will be required to fund these expenditures through operating cash flows or borrowings. We are not currently maintaining reserves to fund these expenditures, but instead are attempting to maximize the stockholders’ dividends.

Dividends to be distributed to the stockholders are determined by our board of directors and are dependent on a number of factors, including funds available for payment of dividends, financial condition, amounts paid for properties, capital expenditure requirements and annual distribution requirements in order to maintain our status as a REIT under the Internal Revenue Code. The payment of dividends is dependent upon the net cash flows from operations as well as other factors including, but not limited to, capital expenditures and debt service requirements.

We expect to meet our long-term liquidity requirements for property acquisitions, development, investments in real estate ventures, scheduled debt maturities, major renovations, expansions, and other significant capital improvements through borrowings under our lines of credit, long-term secured and unsecured indebtedness, the proceeds from the issuance of more shares under our dividend reinvestment plan, and potentially the disposition of certain properties.

Cash Flows From Investing Activities

Comparison of year ended December 31, 2003 vs the year ended December 31, 2002

Our net cash used in investing activities was $2.2 billion for the year ended December 31, 2003, compared to $1.4 billion for the year ended December 31, 2002. The increase in net cash used in investing activities was due primarily to greater investments in properties and related assets, directly and through contributions to joint ventures, and the payment of related acquisition costs. Investments and related acquisition costs paid totaled $2.2 billion and $1.4 billion for the years ended December 31, 2003 and 2002, respectively. The increase in investments during the year ended December 31, 2003 was due to increased investor proceeds that enabled us to acquire properties meeting our investment objectives. The investment in real estate assets and joint ventures and payment of deferred leasing costs were partially offset by distributions from unconsolidated joint ventures of $10.1 million and $7.4 million for the years ended December 31, 2003 and 2002, respectively. The increase in distributions from unconsolidated joint ventures is primarily attributable to the distribution from the sale of one property.

Net cash flows used in investing activities will likely change significantly in future periods, as we do not anticipate raising significant amounts of equity or acquiring a significant number of new properties in future periods. We expect there will be some property acquisitions in future periods as we continue to invest a portion of the proceeds we receive pursuant to our dividend reinvestment plan and recycle proceeds from certain dispositions into new acquisitions. We also anticipate capital expenditures at certain properties and tenant improvements and other releasing costs as leases expire in future periods.

Comparison of the year ended December 31, 2002 vs the year ended December 31, 2001

Our net cash used in investing activities was $1.4 billion for the year ended December 31, 2002, compared to $274.6 million for the year ended December 31, 2001. These increases in net cash used in investing activities were due primarily to greater investments in properties and related assets, directly and through contributions to joint ventures, and the payment of related acquisition costs. Investments and related acquisition costs paid totaled $1.4 billion and $278.8 million for the years ended December 31, 2002 and 2001, respectively. The increase in investments during the year ended December 31, 2002 was due to our ability to increase investor proceeds to fund the acquisition of additional properties meeting our investment objectives. The investment in real estate assets and joint ventures and payment of deferred leasing costs were partially offset by distributions from unconsolidated joint ventures of $7.4 million and $4.2 million for the years ended December 31, 2002 and 2001, respectively.

Cash Flows From Financing Activities

Comparison of the year ended December 31, 2003 vs the year ended December 31, 2002

Our net cash provided by financing activities was $2.0 billion and $1.2 billion for the years ended December 31, 2003 and 2002, respectively. Capital fund raising increased to $2.5 billion from $1.3 billion during the year ended December 31, 2002. The amounts raised were partially offset by the payment of commissions and offering costs totaling $260.8 million and $140.5 million for the years ended December 31, 2003 and 2002, respectively, and repurchases of shares of our common stock pursuant to our share redemption program of $43.7 million and $15.4 million for the years ended December 31, 2003, and 2002, respectively.

Additionally, we obtained funds from financing arrangements totaling $915.6 million and $212.9 million and made debt repayments of $941.6 million and $62.8 million for the years ended December 31, 2003 and 2002, respectively. We paid deferred financing costs related to new financing facilities of $8.3 million and $1.7 million during the years ended December 31, 2003 and 2002, respectively. As a result of our increased operations during the years ended December 31, 2003 and 2002, we paid dividends of $219.1 million and $105.0 million, respectively.

We anticipate cash flows from equity raising and payment of the related commissions, dealer manager fees, and other offering costs will be significantly less in the future than in prior years. Share redemptions will be dependent upon our board of directors continuing to approve share redemption programs to provide some level of liquidity for our shareholders. Amounts paid or received related to borrowings will fluctuate depending on our cash requirements, debt maturities, and our cost of debt.

Comparison of the year ended December 31, 2002 vs the year ended December 31, 2001

Our net cash provided by financing activities was $1.2 billion and $303.5 million for the years ended December 31, 2002 and 2001, respectively. Capital fund raising increased to $1.3 billion from $522.5 million during the year ended December 31, 2001. The amounts raised were partially offset by the payment of commissions and offering costs totaling $140.5 million and $58.6 million for the years ended December 31, 2002 and 2001, respectively, and repurchases of shares of our stock of $15.4 million and $4.1 million for the years ended December 31, 2002 and 2001, respectively.

Additionally, we obtained funds from financing arrangements totaling $212.9 million and $110.2 million and made debt repayments of $62.8 million and $229.8 million for the years ended December 31, 2002 and 2001, respectively. We incurred deferred financing costs related to new financing facilities of $1.7 million during the year ended December 31, 2002. As a result of our increased operations during the years ended December 31, 2002 and 2001, we paid aggregate dividends of $105.0 million and $36.7 million, respectively.

Results of Operations

As of December 31, 2003, we owned interests in 109 real estate properties that were approximately 97% leased. Our results of operations have changed significantly for each period presented primarily as a result of the additional properties acquired during the years ended December 31, 2003, 2002, and 2001. We expect virtually all components of the statement of income will increase in future periods as a result of owning real estate assets acquired during the year ended December 31, 2003 for a full year. However, we do not expect that the operating results of individual properties will change significantly in the near term, as the rental revenues are generally based on long-term leases that do not allow for significant increases in rental income and the majority of our in-place leases do not expire in the near term. Additionally, we generally do not expect a significant increase in operating expenses at existing properties, but to the extent that operating expenses do increase, the majority of our in-place leases have clauses that require the tenant to bear the burden of such increases.

Comparison of the year ended December 31, 2003 vs the year ended December 31, 2002

Rental income increased by $186.1 million, during the year ended December 31, 2003 to $293.6 million from $107.5 million for the year ended December 31, 2002. Tenant reimbursements were $81.6 million and $19.0 million for the years ended December 31, 2003 and 2002, respectively, for an increase of $62.6 million. These increases were primarily due to the rental income and tenant reimbursements for properties acquired subsequent to December 31, 2001, which totaled $229.6 million and $64.8 million, respectively, for the year ended December 31, 2003 and $43.0 million and $4.7 million, respectively, for the year ended December 31, 2002. Tenant reimbursements were equivalent to 72% and 70% of the property operating expenses for the years ended December 31, 2003 and 2002, respectively. Rental income and tenant reimbursements in future periods are expected to increase compared to historical periods as we receive a full year’s benefit from our 2003 property acquisitions.

Equity in income of unconsolidated joint ventures was $4.8 million and $4.7 million for the years ended December 31, 2003 and 2002, respectively. This change is primarily due to the additional investments in the joint venture partnership between Wells Real Estate Fund XIII, L.P. and the Wells REIT (Fund XIII-REIT) in December 2002 and September 2003. These additional investments are partially offset by the sale of one property in September 2003. To the extent that no additional investments in or disposals of joint ventures are made, we would not expect the equity in income of joint ventures to change significantly in future periods from the results recognized during the year ended December 31, 2003.

Interest and other income was $5.0 million and $8.4 million for the years ended December 31, 2003 and 2002, respectively. Any funds received from stockholders that have not yet been invested in real estate asset investments and cash generated from operations between distribution payments are invested in short-term investments resulting in interest income. At certain times during the year ended December 31, 2002, we held a significant amount of cash on hand that had not been invested in real estate asset investments resulting in a higher amount of interest income. Of the total amount of interest and other income, $3.9 million and $2.8 million was attributable to interest on the bonds related to the Ingram Micro Building and ISS Atlanta Buildings for the years ended December 31, 2003 and 2002, respectively, which is offset by the related interest expense associated with the bonds resulting in no net impact to our net income. During the year ended 2002, we recognized lease termination income of $1.4 million relating to a lease termination by Arthur Andersen compared to no recognition of lease termination income in 2003. The level of interest income in future periods will primarily be dependent upon the amount of operating cash on hand. Accordingly, interest income for the years ended December 31, 2003 and 2002, may not be indicative of interest income for future periods.

Depreciation expense was $107.0 million and $38.8 million for the years ended December 31, 2003 and 2002, respectively. The increase of $68.2 million in depreciation expense is primarily due to the acquisition of properties since December 31, 2001. Depreciation expense related to assets acquired after December 31, 2001, was $85.5 million and $17.5 million for the years ended December 31, 2003 and 2002, respectively. Depreciation expense represented 36% of rental income for the years ended December 31, 2003 and 2002. Depreciation expense in future periods is expected to increase as a full year of depreciation expense is recognized for our 2003 property acquisitions, however; depreciation expense as a percentage of rental income should remain relatively consistent unless the relationship between the cost of assets and the revenues earned changes significantly.

Property operating expenses were $112.9 million and $26.9 million for the years ended December 31, 2003 and 2002, respectively. The $86.0 million increase in property operating costs is primarily due to the property operating costs associated with the properties acquired subsequent to December 31, 2001, which totaled $94.1 million and $8.4 million for the years ended December 31, 2003 and 2002, respectively. Property operating costs represented 30% and 21% of the sum of the rental income and tenant reimbursements revenue amounts for the years ended December 31, 2003 and 2002, respectively. The increase in property operating costs as a percentage of the sum of rental income and tenant reimbursements is primarily due to the acquisition of certain full service multi-tenant properties in 2003 that have a significantly higher ratio of property operating costs to revenues. Property operating costs are expected to increase as a full year of operating expenses is incurred for the properties acquired in 2003, but are expected to remain relatively consistent with the year ended December 31, 2003, as a percentage of the sum of rental income and tenant reimbursements.

Asset and property management fees expenses were $13.3 million and $4.9 million for the years ended December 31, 2003 and 2002, respectively, representing approximately 4% of the sum of the rental income and tenant reimbursements revenue amounts in each year. The increase in the asset and property management fees was primarily due to the fees associated with properties acquired subsequent to December 31, 2001, which totaled $10.0 million and $1.6 million for the years ended December 31, 2003 and 2002, respectively. Asset and property management fees are expected to increase as a full year of expense is recognized related to our 2003 property acquisitions, but are expected to remain relatively consistent as a percentage of the sum of rental income and tenant reimbursements.

Amortization of deferred leasing costs was $3.7 million and $0.3 million for the years ended December 31, 2003 and 2002, respectively. The increase is due to the adoption of Statement of Financial Accounting Standards No. 141 “Business Combinations,” (FAS 141) resulting in more acquired assets being classified as intangible lease assets compared to prior periods resulting in additional amortization expense, as well as the signing of second-generation leases at some of our properties during the year ended December 31, 2003. It is expected that amortization of deferred leasing costs will increase in future years as a full year of amortization expense is recognized relating to our 2003 property acquisitions and as more second-generation leases are entered into in future periods.

General and administrative costs were $9.6 million and $4.3 million for the years ended December 31, 2003 and 2002, respectively, representing approximately 3% of total revenues for the years ended December 31, 2003 and 2002. General and administrative expenses are expected to remain relatively consistent in future periods, both in total and as a percentage of total revenues.

Interest expense and amortization of deferred financing costs was $18.5 million and $4.6 million for the years ended December 31, 2003 and 2002, respectively. Of this amount, $3.9 million and $2.8 million was attributable to interest on the bonds related to the Ingram Micro Building and ISS Atlanta Buildings for the years ended December 31, 2003 and 2002, respectively, which is offset by the related interest income associated with the bonds, as noted above. Amortization of deferred financing costs was $4.6 million and $0.8 million during the years ended December 31, 2003 and 2002, respectively, with the increase primarily due to costs associated with new borrowings we entered into during 2003 and the write-off of deferred financing costs we acquired upon the acquisition of the Leo Burnett Building due to a December 31, 2003 refinancing agreement. Interest expense paid to third parties (excluding the interest on the bonds and amortization of deferred financing costs) for the year ended December 31, 2003, increased as compared to the year ended December 31, 2002, due to higher average amounts of borrowings outstanding during the years and comparable interest rates during the two years. Interest expense in future years will be dependent upon the amount of borrowings outstanding, current interest rates, and the deferred financing costs associated with obtaining debt facilities. Historical results are not expected to be indicative of interest expense in future periods.

Earnings per share for the year ended December 31, 2003 was $0.37 compared to $0.41 for the year ended December 31, 2002. This decrease is primarily a result of the higher cost of investments in the real estate assets we acquired relative to returns on those investments and allocation of purchase consideration to shorter-lived intangible assets, due to the implementation of FAS 141, resulting in lower per share earnings in 2003.

Comparison of the year ended December 31, 2002 vs the year ended December 31, 2001

Rental income increased by $63.3 million during the year ended December 31, 2002 to $107.5 million from $44.2 million for the year ended December 31, 2001. Tenant reimbursements were $19.0 million and $6.8 million for the years ended December 31, 2002 and 2001, respectively, for an increase of $12.2 million. The increases were primarily due to the rental income and tenant reimbursements for properties acquired subsequent to December 31, 2000, which totaled $67.9 million and $10.9 million, respectively, for the years ended December 31, 2002 and $4.9 million and $0.3 million, respectively, for the year ended December 31, 2001.

Equity in income of unconsolidated joint ventures was $4.7 million and $3.7 million for the years ended December 31, 2002 and 2001, respectively. The increase is primarily a result of recognizing a full year of operations in the year ended December 31, 2002 for the investments in joint ventures made during the year ended December 31, 2001.

Interest and other income was $8.4 million and $1.5 million for the years ended December 31, 2002 and 2001, respectively. Of this amount, $2.8 million and $0.5 million was attributable to interest on the bonds related to the Ingram Micro Building and ISS Atlanta Buildings, which is offset by the related interest expense associated with the bonds, as noted above. Any funds received from stockholders that have not yet been invested in real estate asset investments and cash generated from operations between distribution payments are invested in short-term investments resulting in interest income. At certain times during the year ended December 31, 2002, we held significant amounts of cash on hand resulting in the relatively high interest income during the year. The level of interest income was dependent upon our ability to find suitable real estate asset investments on a pace consistent with the raising of investor proceeds. Additionally, during the year ended 2002, we recognized lease termination income of $1.4 million relating to a lease termination by Arthur Andersen, compared to no recognition of lease termination income in 2001.

Depreciation expense was $38.8 million and $15.3 million for the years ended December 31, 2002 and 2001, respectively. The $23.5 million increase in depreciation expense is primarily due to the acquisition of properties since December 31, 2000. Depreciation expense related to assets acquired after December 31, 2000, was $25.1 million and $1.8 million for the years ended December 31, 2002 and 2001, respectively. Depreciation expense represented 36% and 35% of rental income for the years ended December 31, 2002 and 2001, respectively. The change between periods is generally due to a change in applicable cost of the real estate assets compared to the straight-line revenues generated by the real estate assets.

Property operating costs were $26.9 million and $10.9 million for the years ended December 31, 2002 and 2001, respectively. The increase in property operating costs is primarily due to the property operating costs associated with the properties acquired subsequent to December 31, 2000, which totaled $16.6 million and $0.9 million for the years ended December 31, 2002 and 2001, respectively. Property operating costs represented 21% of the sum of the rental income and tenant reimbursements revenue amounts for the years ended December 31, 2002 and 2001, respectively.

Asset and property management fees expenses were $4.9 million and $2.2 million for the years ended December 31, 2002 and 2001, respectively, representing approximately 4% of the sum of the rental income and tenant reimbursements revenue amounts. The increase in the asset and property management fees was primarily due to the fees associated with properties acquired subsequent to December 31, 2000, which totaled $2.9 million and $0.2 million for the years ended December 31, 2002 and 2001, respectively.

General and administrative costs were $4.3 million and $1.6 million for the years ended December 31, 2002 and 2001, respectively. The increase in the expenses is attributable to our increased size compared to the year ended December 31, 2001, but represents 3% of total revenues for the years ended December 31, 2002 and 2001.

Interest expense and amortization of deferred financing costs was $4.6 million and $4.2 million for the years ended December 31, 2002 and 2001, respectively. Of this amount, $2.8 million and $0.5 million was attributable to interest on the bonds related to the Ingram Micro Building and ISS Atlanta Buildings for the years ended December 31, 2002 and 2001, respectively, which is offset by the related interest income associated with the bonds, as noted above. Interest expense payable to third parties (excluding the interest on the bonds) for the year ended December 31, 2002 decreased, as compared to the year ended December 31, 2001, due to lower average amounts of borrowings outstanding during the periods as well as lower interest rates.

Earnings per share for the year ended December 31, 2002 was $0.41 compared to $0.43 for the year ended December 31, 2001. This decrease is primarily a result of the higher cost of investments in the real estate assets we acquired in 2002 relative to returns on those investments resulting in lower per share earnings in 2002, as compared to 2001.

Funds from Operations

Funds from Operations (FFO), as defined by the National Association of Real Estate Investment Trusts (NAREIT), generally means net income, computed in accordance with accounting principles generally accepted in the United States (GAAP) excluding extraordinary items (as defined by GAAP) and gains (or losses) from sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships, joint ventures and subsidiaries. We believe that FFO is helpful to investors as a measure of the performance of an equity REIT. However, our calculation of FFO, while consistent with NAREIT’s definition, may not be comparable to similarly titled measures presented by other REITs. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered as an alternative to net income as an indication of our performance or to cash flows as a measure of liquidity or ability to make distributions.

The following table reflects the calculation of FFO for each of the three years ended December 31, 2003, 2002, and 2001 in thousands:

	December 31, 2003	December 31, 2002	December 31, 2001
Funds from Operations:
Net income	$120,685	$59,854	$21,724
Add:
Depreciation of real assets	107,012	38,780	15,345
Amortization of deferred leasing Costs	3,732	303	303
Depreciation and amortization – unconsolidated partnerships	3,476	2,861	3,212

Funds from Operations (FFO)	$234,905	$101,798	$40,584

Weighted average shares outstanding	324,092	145,633	51,082

In order to recognize revenues on a straight-line basis over the terms of the respective leases, we recognized straight-line rental revenue of $16.2 million, $7.6 million, and $2.8 million during the years ended December 31, 2003, 2002, and 2001, respectively.

Amortization of the intangible lease assets and liabilities resulted in a net decrease in rental revenue of $4.0 million for the year ended December 31, 2003.

The amortization of deferred financing costs in the accompanying consolidated statements of income totaled approximately $4.6 million, $0.8 million and $0.7 million for the years ended December 31, 2003, 2002, and 2001, respectively.

Inflation

The real estate market has not been affected significantly by inflation in the past three years due to the relatively low inflation rate. As a mitigating factor, there are provisions in the majority of our leases, which protect us from inflation as the majority of our leases are “economically net” leases. These provisions generally include rent steps, reimbursement billings for operating expense pass-through charges, real estate tax and insurance reimbursements, or, in some cases, annual reimbursement of operating expenses above a certain allowance. However, due to the long-term nature of the leases, the leases may not re-set frequently enough to cover inflation.

Application of Critical Accounting Policies

Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus, resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses.

The critical accounting policies outlined below have been discussed with members of the audit committee of the board of directors.

Investment in Real Estate Assets

We are required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives. These assessments have a direct impact on net income. All assets are depreciated on a straight line basis. The estimated useful lives of our assets by class are as follows:

Building	25 years
Building improvements	10-25 years
Land improvements	20-25 years
Tenant improvements	Lease term
Intangible lease assets	Lease term

In the event that inappropriate useful lives or methods are used for depreciation and amortization, our net income would be misstated.

Allocation of Purchase Price of Acquired Assets

Upon the acquisition of real properties, it is our policy to allocate the purchase price of properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, and the value of in-place leases, based in each case on their fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on our determination of the relative fair value of these assets. We determine the as-if vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by us in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand. We estimate costs to execute similar leases including leasing commissions and other related costs.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) our estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining term of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. These direct costs are included in deferred leasing costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Customer relationships are valued based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. These lease intangibles are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to rental income over the remaining term of the respective leases.

Estimates of the fair values of the tangible and intangible assets require us to estimate market lease rates, property operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property is held for investment. The use of inappropriate estimates would result in an incorrect assessment of our purchase price allocations, which could impact the amount of our reported net income.

Valuation of Real Estate Assets

We continually monitor events and changes in circumstances that could indicate that the carrying amounts of the real estate and related intangible assets, both operating properties and properties under construction, in which we have an ownership interest, either directly or through investments in joint ventures, may not be recoverable. When indicators of potential impairment are present which indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, we assess the recoverability of these assets by determining whether the carrying value will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we adjust the real estate and related intangible assets to the fair value and recognize an impairment loss.

Projections of expected future cash flows require that we estimate future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, discount rates, the number of months it takes to release the property and the number of years the property is held for investment, among other factors. The use of inappropriate assumptions in the future cash flow analysis would result in an incorrect assessment of the property’s future cash flows and fair value, and could result in the misstatement of the carrying value of our real estate and related intangible assets and our net income.

Off Balance Sheet Financing Transactions

We have not entered into any off balance sheet financing transactions.

Contractual Commitments and Contingencies

We are subject to certain contingent liabilities and contractual commitments with regard to certain transactions as discussed in the following paragraphs.

Take Out Purchase and Escrow Agreement

Our Advisor and its affiliates have developed a program (Wells Section 1031 Program) involving the acquisition by a subsidiary of Wells Management (Wells Exchange) of income-producing commercial properties and the formation of a series of single member limited liability companies or other entities for the purpose of facilitating the resale of co-tenancy interests in such real estate properties to be owned in co-tenancy arrangements with persons (1031 Participants) who are seeking to invest the proceeds from a sale of real estate held for investment in another real estate investment for purposes of qualifying for like-kind exchange treatment under Section 1031 of the Internal Revenue Service Code. The acquisition of each of the properties acquired by Wells Exchange is generally financed by a combination of permanent first mortgage financing and interim loan financing obtained from institutional lenders.

Following the acquisition of each property, Wells Exchange attempts to sell co-tenancy interests to 1031 Participants, the proceeds of which are used to repay a pro-rata portion of the interim financing. In consideration for the payment of a take out fee to us and following approval of the potential property acquisition by our board of directors, it is anticipated that we may enter into a take out purchase and escrow agreement or similar contract providing that, if Wells Exchange is unable to sell all of the co-tenancy interests in that particular property to 1031 Participants, we would be obligated to purchase, at Wells Exchange’s cost, any co-tenancy interests remaining unsold at the end of the offering period.

As of December 31, 2003, all of the co-tenancy interests in the two Section 1031 programs with which we have previously been involved have been sold to 1031 Participants, and, therefore, we have no commitment related to the program at this time.

Letters of Credit

At December 31, 2003, we had two letters of credit totaling approximately $14.9 million outstanding from financial institutions, consisting of letters of credit of approximately $14.5 million and $0.4 million with expiration dates of February 28, 2004 and February 2, 2004, respectively. These letters of credit were required by two unrelated parties to ensure completion of our obligations under certain earn-out and construction agreements. Both of these letters expired prior to the date of the filing of this report without requiring the need for us to draw down on the letters.

Commitments Under Existing Lease Agreements

Certain lease agreements include provisions that, at the option of the tenant, may obligate us to expend certain amounts of capital to expand an existing property, construct on adjacent property or provide other expenditures for the benefit of the tenant, in favor of additional rental revenue. At December 31, 2003, no tenants have exercised such options that have not been fully satisfied as of that date.

Earn-out Agreements

As part of the acquisition of the IRS Long Island Buildings, we entered into an agreement to pay the seller an additional $14.5 million if we or the seller locate a suitable tenant and lease the vacant space of the building within 18 months after the date of acquisition of the property, or March 2004. If the space is not leased within this time, we will be released from any obligation to pay this additional purchase consideration. The 26% of the building that was vacant at the time of acquisition remains unleased as of December 31, 2003. As of December 31, 2003, no payments have been made under this agreement.

In connection with the acquisition of the East Point I and II Buildings, we entered into an earn-out agreement relating to approximately 16,000 square feet whereby we are required to pay the seller certain amounts for each new, fully executed lease after the date of acquisition of the property but on or before March 31, 2004. Payments shall be the anticipated first year’s annual rent less operating expenses with the sum divided by 0.105 and the result reduced by tenant improvement costs related to the space. As of December 31, 2003, payments totaling $1.4 million have been made under this agreement and approximately 6,000 square feet remain subject to the agreement.

As part of the acquisition of the GMAC Detroit Building, we entered into an agreement to pay the seller certain amounts for each new, fully executed lease entered into after the date of acquisition of the building but on or before November 8, 2004. Payments are calculated by dividing the sum of the anticipated first year’s annual rent less operating expenses by 0.095, with the result being reduced by tenant improvement costs related to the space. As of December 31, 2003, no payments have been made under this agreement.

As part of the acquisition of the 60 Broad Street New York Building, we entered into an agreement to pay the seller, who maintained a limited economic interest, an amount for securing a qualifying lease agreement or renewal relating to specified space, which is currently occupied. In the event that the seller is successful in securing a qualifying lease for the specified space, payment is determined primarily by calculating the net present value of the rental income over the term of the lease. As of December 31, 2003, the seller had not yet secured a qualifying lease, and no payments have been made under the agreement.

Operating Leasehold Property Obligations

Certain properties are subject to certain ground leases with expiration dates ranging from 2049 to 2082. The ground leases require monthly rental payments through the respective expiration dates.

Capital Lease Obligations

Certain properties are subject to certain ground leases meeting the qualifications as a capital lease as fee title of the land will be transferred to us upon payment of the capital lease obligations. Each obligation requires interest only payments and payment of the obligation in full at maturity, which range from 2015 until 2026 with certain prepayment options. The interest payments are offset entirely by interest income, as we also own the bonds associated with the properties, resulting in no net impact on our operations or cash flow.

Litigation

In the normal course of business, we, our Advisor, or affiliates of our Advisor that we are dependent upon may become subject to litigation or claims.

On October 9, 2003, Stephen L. Flood, the Luzerne County Controller, and the Luzerne County Retirement Board (Luzerne Board) on behalf of the Luzerne County Employee Retirement System (Plan) filed a lawsuit in the U.S. District Court, Middle District of Pennsylvania against 26 separate defendants including the Wells REIT, Wells Investment Securities, Inc. (Wells Investment Securities), and Wells Real Estate Funds, Inc., the parent company of both our Advisor and Wells Investment Securities (Wells Luzerne County Defendants). The complaint alleges, among other things, (1) that certain former members of the Luzerne Board named as defendants invested $10 million in our stock on behalf of the Plan, (2) that certain former board member defendants breached their fiduciary duties to the Plan by, among other things, permitting the investment of the Plan’s funds in investments not suitable for the Plan because they were long-term illiquid investments, permitting the Plan to pay excessive fees and commissions to co-defendants, and accepting political contributions in exchange for awarding advisory and management agreements, (3) that the Wells Luzerne County Defendants and others knew or should have known that the investment, and the fees and commissions associated with the investment, was not a proper investment for the Plan because it was a long-term illiquid investment, (4) that the Wells Luzerne County Defendants and others knew or should have known that certain Luzerne Board members and certain investment advisors and managers were breaching their fiduciary duties to the Plan, (5) that the defendants engaged in and conspired to engage in an improper scheme to intentionally defraud the Plan, and (6) that the investment was not approved by a majority of the Luzerne Board at a public meeting and, consequently, the investment was an inappropriate and void action. The Plan is seeking damages of not less than $25 million, treble damages and punitive damages from all defendants on a joint and several liability basis. We believe that this lawsuit is without merit with respect to the Wells Luzerne County Defendants. While it is too early to determine the likely outcome of this lawsuit, we do not believe a reserve for a loss contingency is necessary.

In November 2002, we contracted to purchase an office building located in Ramsey County, Minnesota, from Shoreview Associates LLC (Shoreview), who filed a lawsuit against us in Minnesota state court alleging that Shoreview was entitled to approximately $0.8 million in earnest money that we had deposited under the contract. This dispute was settled during November 2003, resulting in us receiving substantially all the earnest money. Under the terms of the settlement, no additional exposure exists relating to this dispute.

NASD Enforcement Action

On August 26, 2003, Wells Investment Securities and Leo F. Wells, III, our president and member of our board of directors, settled an NASD disciplinary proceeding against them by entering into a Letter of Acceptance, Waiver and Consent (AWC) with the NASD which contained findings by the NASD including that Wells Investment Securities and Mr. Wells had violated certain of its Conduct Rules related to providing non-cash compensation of more than $100 to associated persons of NASD member firms in connection with their attendance at the annual educational conferences sponsored by Wells Investment Securities in 2001 and 2002, and that Wells Investment Securities and Mr. Wells failed to adhere to all the terms of a written undertaking made in March 2001. Wells Investment Securities consented to a censure and Mr. Wells consented to suspension from acting in a principal capacity with a member firm for one year. Wells Investment Securities and Mr. Wells also agreed to the imposition of a joint and several fine in the amount of $150,000. We do not expect any material impact on our financial position or results of operations as a result of this settlement, and we are not aware of any additional exposure related to the NASD enforcement action.

Related Party Transactions and Agreements

We have entered into agreements with our Advisor and its affiliates, whereby we pay certain fees or reimbursements to our Advisor or its affiliates for acquisition and advisory fees and expenses, organization and offering costs, sales commissions, dealer manager fees, asset and property management fees, and reimbursement of operating costs. See Note 10 to our consolidated financial statements included in this supplement for a discussion of the various related party transactions, agreements, and fees.

Conflicts of Interest

Our Advisor is also a general partner in and advisor to various Wells Real Estate Funds. As such, there are conflicts of interest where our Advisor, while serving in the capacity as general partner or advisor for Wells Real Estate Funds, may be in competition with us in connection with property acquisitions or for tenants in similar geographic markets. The compensation arrangements with our Advisor and its affiliates could influence our Advisor’s and its affiliates’ advice to us.

Additionally, certain members of our board of directors also serve on the board of another REIT sponsored by our Advisor and will encounter certain conflicts of interest regarding investment and operations decisions.

Subsequent Events

Sale of Shares of Our Common Stock

From January 1, 2004 through March 25, 2004, we raised approximately $55.2 million through the issuance of 5.5 million shares of our common stock, approximately $10.3 million of which related to requests for transfer of assets received prior to November 21, 2003, and approximately $44.9 million of which related to sales of stock pursuant to our dividend reinvestment plan. Unless a subsequent offering is initiated, we will issue no additional shares, except pursuant to our dividend reinvestment plan.

Redemptions of Shares of Our Common Stock

From January 1, 2004 through March 25, 2004, we redeemed approximately 4.4 million shares of our common stock at an aggregate cost of approximately $44.1 million pursuant to our share redemption program, of the total of $97.2 million allocated for redemptions under the program during the year ending December 31, 2004.

Dividend Declaration

On March 12, 2004, our board of directors declared dividends for the second quarter of 2004 in the amount of a 7.0% annualized percentage return on investment of $10 per share, payable to the stockholders on a daily record basis.

Property Acquisitions

1414 Massachusetts Avenue Cambridge Building

On January 8, 2004, we purchased a five-story office building containing approximately 78,000 rentable square feet located at 1414 Massachusetts Avenue in Cambridge, Massachusetts (1414 Massachusetts Avenue Cambridge Building), for a purchase price of $42.1 million, plus closing costs.

The 1414 Massachusetts Avenue Cambridge Building, which was completed in 1873 and completely renovated in 2001, is leased to President and Fellows of Harvard College (approximately 63%) and Fleet (approximately 34%). Approximately 3% of the 1414 Massachusetts Avenue Cambridge Building is currently vacant.

Russell Tacoma Building

On January 9, 2004, we purchased a 12-story office building containing approximately 225,000 rentable square feet located on an approximately 1.3-acre tract of land at 909 A Street in Tacoma, Washington (Russell Tacoma Building), for a purchase price of $52.0 million, plus closing costs. The Russell Tacoma Building, which was built in 1988, is entirely leased under a net lease to Frank Russell Company.

Brattle Square Cambridge Building

On February 26, 2004, we purchased, through two wholly-owned subsidiaries, a six-story office building containing approximately 98,000 rentable square feet located on a 0.7-acre tract of land at One Brattle Square in Cambridge, Massachusetts (Brattle Square Cambridge Building), for a purchase price of approximately $69.7 million, plus closing costs. The Brattle Square Cambridge Building, which was built in 1991, is primarily leased to The President and Fellows of Harvard College (approximately 56%). Various other tenants lease approximately 43% of the building. Approximately 1% of the Brattle Square Cambridge Building is currently vacant.

Merck New Jersey Property

On March 16, 2004, Wells OP purchased a 9.0 acre tract of land located at 600 Corporate Drive in the 78 Corporate Center Office Park in Lebanon, New Jersey for a purchase price of $3.9 million. In April 2004, Wells OP will commence construction on a four-story office building containing approximately 125,000 rentable square feet (Merck Project). The aggregate cost for the acquisition and development of the Merck Project is currently anticipated to be approximately $25 million. Wells OP obtained a construction loan in the amount of $21.1 million from Bank One, NA to fund the construction of the Merck Project. In addition, Wells OP entered into a development agreement, an architect agreement and a design and build agreement to construct the Merck Project on the Merck New Jersey Property. The Merck New Jersey Property is leased entirely to Merck & Co., Inc. (Merck).

Repayment of Borrowings

On January 31, 2004 and February 2, 2004, we repaid the $112.3 million and $90.0 million notes payable by increasing the borrowings under our existing line of credit.

Litigation Against Our Advisor and Other Affiliates

On or about March 12, 2004, a putative class action complaint relating to Wells Real Estate Fund I, a public limited partnership offered to the public from 1984 through 1986 (Wells Fund I), was filed by four limited partners holding Class B Units in Wells Fund I against Leo F. Wells, III, our president and a director, Wells Capital, our Advisor, Wells Investment Securities, our dealer manager, Wells Management, our property manager, and Wells Fund I (Wells Defendants) (Hendry et al. v. Leo F. Wells, III et al., Superior Court of Gwinnett County, Georgia, Civil Action No. 04-A-2791 2). The Wells Defendants received notice of the complaint on or about March 19, 2004. The plaintiffs filed the complaint purportedly on behalf of all limited partners holding Class B units in Wells Fund I as of January 15, 2003. The complaint alleges, among other things, that (a) during the offering period (September 6, 1984 through September 5, 1986), Mr. Wells, Wells Capital, Wells Investment Securities, and Wells Fund I negligently and/or fraudulently made false statements and/or made material omissions in connection with the initial sale of the Class B units to investors of Wells Fund I by making false statements or omissions in the Wells Fund I sales literature relating to the distribution of net sale proceeds to holders of Class B units; (b) Mr. Wells, Wells Capital and Wells Fund I negligently and/or fraudulently misrepresented and/or concealed disclosure of, among other things, alleged discrepancies between such statements and the allocations in the partnership agreement for a period of time in order to raise money for future syndications and to delay such investors from taking any legal, equitable or other action to protect their investments in Wells Fund I; and (c) Mr. Wells, Wells Capital and Wells Fund I breached their fiduciary duties to the limited partners. The plaintiffs seek, among other remedies, the following: rescission of all class members’ purchases of Class B units and an order for a full refund of all money paid for such units together with interest; judgment against the Wells Defendants, jointly and severally, in an amount to be proven at trial; punitive damages; judicial dissolution of Wells Fund I and the appointment of a receiver to wind up and terminate the partnership; and an award to plaintiffs of their attorneys’ fees, costs and expenses. Due to the uncertainties inherent in the litigation process, it is not possible to predict the ultimate outcome of this matter at this time; however, an adverse outcome could adversely affect the ability of Wells Capital and Mr. Wells to fulfill their duties under the agreements and relationships they have with us.

Financial Statements

Ernst & Young LLP

The consolidated financial statements of the Wells REIT, as of and for the year ended December 31, 2003 and 2002, and Schedule III - Real Estate Assets and Accumulated Depreciation as of December 31, 2003 and 2002, included in this supplement and elsewhere in the registration statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Arthur Andersen LLP

The consolidated financial statements of the Wells REIT, as of December 31, 2001, and for the period ended December 31, 2001, and Schedule III - Real Estate Investments and Accumulated Depreciation as of December 31, 2001, included in this supplement and elsewhere in the registration statement, were audited by Arthur Andersen LLP (Andersen), independent public accountants, as indicated in their report with respect thereto, and are included in this supplement in reliance upon the authority of said firm as experts in giving said report.

Andersen ceased operations during 2002 and, accordingly, has not reissued their report related to previously audited financial statements. Additionally, Andersen has not consented to the use of their report related to previously audited financial statements. Events arising out of the ceased operations of Andersen may adversely affect the ability of Andersen to satisfy any potential claims that may arise out of Andersen’s audits of the financial statements contained in this supplement. In addition, our inability to obtain a consent from Andersen may also adversely affect your ability to pursue potential claims against Andersen.

Prior Performance Tables

The prior performance tables dated as of December 31, 2003, which are included in this supplement and elsewhere in the registration statement, have not been audited.

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders

Wells Real Estate Investment Trust, Inc.

We have audited the accompanying consolidated balance sheets of Wells Real Estate Investment Trust, Inc. as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. Our audits also included the financial statement schedule listed in the index at Item 15(a) as of December 31, 2003 and 2002. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. The financial statements and schedule of Wells Real Estate Investment Trust, Inc. and subsidiary for the year ended December 31, 2001 were audited by other auditors who have ceased operations and whose report dated January 25, 2002 expressed an unqualified opinion on those financial statements and schedule before the restatement adjustments and disclosures described in Note 2.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2003 and 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Wells Real Estate Investment Trust, Inc. at December 31, 2003 and 2002 and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed above, the financial statements of Wells Real Estate Investment Trust, Inc. and subsidiary for the year then ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 2, these financial statements have been restated. We audited the adjustments described in Note 2 that were applied to restate the 2001 financial statements. Our procedures included (a) agreeing the amounts in the restatement adjustments columns to the corresponding accounts maintained in the underlying records of the Company, and (b) testing the application of the adjustments to the historical amounts. In our opinion, such adjustments are appropriate and have been properly applied. Additionally, as described in Note 2, these financial statements have been revised to include disclosure of the number of weighted average shares outstanding for the year ended December 31, 2001 on the consolidated statement of income. Our audit procedures with respect to this disclosure included recalculating the number of weighted average shares outstanding for the year ended December 31, 2001 by dividing the net income amount previously reported on the consolidated statement of income in 2001 by the earnings per share amount previously reported on the consolidated statement of income in 2001. In our opinion, the disclosure of the number of weighted average shares outstanding on the consolidated statement of income for the year ended December 31, 2001 is appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of Wells Real Estate Investment Trust, Inc. and subsidiary other than with respect to such restatement adjustments and disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

As discussed in Note 2, in 2002 the Company adopted Statement of Financial Accounting Standards No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets”.

/S/ ERNST & YOUNG LLP
Atlanta, Georgia
February 18, 2004

(The following is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the consolidated financial statements of Wells Real Estate Investment Trust, Inc. for the fiscal year ended December 31, 2001 included in the 2001 Form 10-K filing. This audit report has not been reissued by Arthur Andersen in connection with the filing of this Form 10-K for the fiscal year ended December 31, 2003.)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Wells Real Estate Investment Trust, Inc.:

We have audited the accompanying consolidated balance sheets of WELLS REAL ESTATE INVESTMENT TRUST, INC. (a Maryland corporation) AND SUBSIDIARY as of December 31, 2001 and 2000 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Real Estate Investment Trust, Inc. and subsidiary as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule III—Real Estate Investments and Accumulated Depreciation as of December 31, 2001 is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/ARTHUR ANDERSEN LLP

Atlanta, Georgia

January 25, 2002

WELLS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2003 and 2002

(in thousands, except share amounts)

	December 31, 2003	December 31, 2002
Assets:
Real estate assets, at cost:

Land	$649,788	$279,185
Buildings and improvements, less accumulated depreciation of $172,105 at December 31, 2003, and $63,594 at December 31, 2002	3,483,409	1,683,036
Intangible lease assets, less accumulated amortization of $9,646 at December 31, 2003	225,701	12,060
Construction in progress	2,609	42,746

Total real estate assets	4,361,507	2,017,027

Investments in unconsolidated joint ventures	102,832	83,915
Cash and cash equivalents	64,469	45,464
Tenant receivables	56,175	19,321
Deferred project costs	—	1,494
Due from affiliates	3,072	1,961
Prepaid expenses and other assets	5,687	3,239
Deferred financing costs, less accumulated amortization of $3,624 and $1,234 at December 31, 2003 and 2002, respectively	5,472	1,168
Deferred lease costs, less accumulated amortization of $4,741 and $840 at December 31, 2003 and 2002, respectively	189,685	1,638
Investment in bonds	64,500	54,500

Total assets	$4,853,399	$2,229,727

Liabilities and Stockholders’ Equity:
Borrowings	$612,514	$248,195
Obligations under capital leases	64,500	54,500
Intangible lease liabilities, less accumulated amortization of $5,603 at December 31, 2003	60,571	32,697
Accounts payable and accrued expenses	74,500	24,580
Due to affiliates	32,520	15,975
Dividends payable	13,562	6,046
Deferred rental income	28,025	11,584

Total liabilities	886,192	393,577

Commitments and Contingencies	—	—

Minority Interest	4,801	200

Stockholders’ Equity:
Common shares, $.01 par value; 750,000,000 shares authorized, 471,510,044 shares issued and 465,049,864 outstanding at December 31, 2003, and 750,000,000 shares authorized, 217,790,874 shares issued and 215,699,717 shares outstanding at December 31, 2002	4,715	2,178
Additional paid-in capital	4,202,554	1,929,381
Cumulative distributions in excess of earnings	(180,261)	(74,310)
Treasury stock, at cost, 6,460,180 shares at December 31, 2003 and 2,091,157 shares at December 31, 2002	(64,602)	(20,912)
Other comprehensive loss	—	(387)

Total stockholders’ equity	3,962,406	1,835,950

Total liabilities and stockholders’ equity	$4,853,399	$2,229,727

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(in thousands, except per share amounts)

	2003	2002	2001
Revenues:
Rental income	$293,630	$107,526	$44,204
Tenant reimbursements	81,575	18,992	6,830
Equity in income of unconsolidated joint ventures	4,751	4,700	3,721
Interest and other income	5,000	8,410	1,521

	384,956	139,628	56,276

Expenses:
Depreciation	107,012	38,780	15,345
Property operating costs	112,922	26,949	10,901
Asset and property management fees	13,334	4,852	2,204
Amortization of deferred leasing costs	3,732	303	303
General and administrative expense	9,625	4,252	1,618
Interest expense	18,488	4,638	4,181

	265,113	79,774	34,552

Income before minority interest	119,843	59,854	21,724

Minority interest in earnings of consolidated entities	842	—	—

Net income	$120,685	$59,854	$21,724

Net income available per share:
Basic and diluted	$0.37	$0.41	$0.43

Weighted average shares outstanding:
Basic and diluted	324,092	145,633	51,082

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(in thousands, except per share amounts)

	Common Stock		Additional Paid-In Capital	Cumulative Distributions in Excess of Earnings	Retained Earnings	Treasury Stock		Other Comprehensive Income	Total Stockholders’ Equity
	Shares	Amount				Shares	Amount
Balance, December 31, 2000	31,510	$315	$275,573	$(9,133)	$—	141	$(1,413)	$—	$265,342
Issuance of common stock	52,251	523	521,994	—	—	—	—	—	522,517
Treasury stock purchased	—	—	—	—	—	414	(4,137)	—	(4,137)
Dividends ($0.76 per share)	—	—	—	(15,048)	(21,724)	—	—	—	(36,772)
Sales commissions and dealer manager fees	—	—	(49,246)	—	—	—	—	—	(49,246)
Other offering costs	—	—	(10,085)	—	—	—	—	—	(10,085)
Net income	—	—	—	—	21,724	—	—	—	21,724

Balance, December 31, 2001	83,761	838	738,236	(24,181)	—	555	(5,550)	—	709,343

Issuance of common stock	134,030	1,340	1,338,953	—	—	—	—	—	1,340,293
Treasury stock purchased	—	—	—	—	—	1,536	(15,362)	—	(15,362)
Dividends ($0.76 per share)	—	—	—	(50,129)	(59,854)	—	—	—	(109,983)
Sales commissions and dealer manager fees	—	—	(127,332)	—	—	—	—	—	(127,332)
Other offering costs	—	—	(20,476)	—	—	—	—	—	(20,476)
Components of comprehensive income:
Net income	—	—	—	—	59,854	—	—	—	59,854
Loss on interest rate swap	—	—	—	—	—	—	—	(387)	(387)

Comprehensive income									59,467

Balance, December 31, 2002	217,791	$2,178	$1,929,381	$(74,310)	$—	2,091	$(20,912)	$(387)	$1,835,950

Issuance of common stock	253,719	2,537	2,534,655	—	—	—	—	—	2,537,192
Treasury stock purchased	—	—	—	—	—	4,369	(43,690)	—	(43,690)
Dividends ($0.70 per share)	—	—	—	(105,951)	(120,685)	—	—	—	(226,636)
Sales commissions and dealer manager fees	—	—	(239,949)	—	—	—	—	—	(239,949)
Other offering costs	—	—	(21,533)	—	—	—	—	—	(21,533)
Components of comprehensive income:
Net income	—	—	—	—	120,685	—	—	—	120,685
Gain on interest rate swap	—	—	—	—	—	—	—	387	387

Comprehensive income									121,072

Balance, December 31, 2003	471,510	$4,715	$4,202,554	$(180,261)	$—	6,460	$(64,602)	$—	$3,962,406

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

(IN THOUSANDS)

	2003	2002	2001
Cash Flows from Operating Activities:
Net income	120,685	$59,854	$21,724

Adjustments to reconcile net income to net cash provided by operating activities:
Equity in income of unconsolidated joint ventures	(4,751)	(4,700)	(3,721)
Minority interest in earnings of consolidated entities	(842)	—	—
Depreciation	107,012	38,780	15,345
Amortization of deferred financing costs	4,552	845	770
Amortization of deferred lease costs	3,732	303	303
Amortization of intangible lease assets and liabilities, net	4,043	—	—
Land received in lease termination	—	(430)	—
Write-off of deferred lease acquisition costs	—	—	62
Changes in assets and liabilities:
Tenant receivables	(20,823)	(13,318)	(2,222)
Due to/from affiliates	(359)	(289)	1
Prepaid expenses and other assets, net	(2,532)	(3,248)	3,246
Accounts payable and accrued expenses	9,977	15,853	6,561
Deferred rental income	16,441	10,922	280

Total adjustments	116,450	44,718	20,625

Net cash provided by operating activities	237,135	104,572	42,349

Cash Flows from Investing Activities:
Investment in real estate and related assets	(1,680,816)	(1,308,759)	(227,934)
Contributions to joint ventures	(24,059)	(8,910)	(33,691)
Investment in intangible lease assets	(223,288)	(12,060)	—
Other assets acquired upon business acquisition	(12,811)	—	—
Deferred project costs paid	(75,800)	(39,797)	(17,220)
Deferred lease acquisition costs paid	(190,668)	(400)	—
Investment in bonds	(10,000)	—	—
Distributions received from joint ventures	10,096	7,388	4,239

Net cash used in investing activities	(2,207,346)	(1,362,538)	(274,606)

Cash Flows from Financing Activities:
Proceeds from notes payable	915,601	212,906	110,243
Repayments of notes payable	(941,647)	(62,835)	(229,782)
Issuance of bonds	10,000	—	—
Dividends paid to stockholders	(219,121)	(104,996)	(36,737)
Issuance of common stock	2,537,192	1,340,293	522,517
Treasury stock purchased	(43,690)	(15,362)	(4,137)
Sales commissions and dealer manager fees paid	(244,310)	(127,332)	(49,246)
Other offering costs paid	(16,463)	(13,156)	(9,313)
Deferred financing costs paid	(8,346)	(1,674)	—

Net cash provided by financing activities	1,989,216	1,227,844	303,545

Net increase (decrease) in cash and cash equivalents	19,005	(30,122)	71,288

Cash and cash equivalents, beginning of year	$45,464	$75,586	$4,298

Cash and cash equivalents, end of year	$64,469	$45,464	$75,586

See accompanying notes.

WELLS REAL ESTATE INVESTMENT TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2003, 2002 AND 2001

1.	Organization

Wells Real Estate Investment Trust, Inc. (“Wells REIT”) is a Maryland corporation that qualifies as a real estate investment trust (“REIT”). Wells REIT was incorporated in 1997 and commenced operations on June 5, 1998. Substantially all of Wells REIT’s business is conducted through Wells Operating Partnership, L.P. (“Wells OP”), a Delaware limited partnership, or Wells OP’s subsidiaries. Wells REIT is the sole general partner of Wells OP. Wells OP owns certain properties directly or through wholly-owned subsidiaries and has also entered into certain joint ventures with real estate limited partnership programs sponsored by Wells Capital Inc. (the “Advisor”) or the Advisor’s affiliates, as well as certain joint ventures with parties not otherwise affiliated with Wells REIT or its Advisor. References to Wells REIT herein shall include all subsidiaries of Wells REIT, including Wells OP, its subsidiaries and any consolidated joint ventures.

Wells REIT engages in the acquisition and ownership of commercial real estate properties throughout the United States, including properties that are under construction, are newly constructed or have operating histories for investment purposes. As of December 31, 2003, all such properties were acquired, developed and operated by Wells REIT alone or jointly with another party, including affiliates of. the Advisor and other parties not otherwise affiliated with Wells REIT or the Advisor. As of December 31, 2003, all properties owned by Wells REIT are office or industrial buildings; however, Wells REIT is not limited to such investments.

At December 31, 2003, Wells REIT owned interests in 109 properties either directly or through joint venture agreements comprising approximately 24.7 million square feet of commercial office space located in 26 states and the District of Columbia. At December 31, 2003, these properties were approximately 97% leased.

Wells REIT completed four offerings of common stock at $10 per share resulting in approximately 471.5 million shares being sold as of December 31, 2003 which are held by approximately 118,000 stockholders. Details of each offering are as follows:

Offering #	Date Commenced	Termination Date	Gross Proceeds	Shares Issued
1	January 30, 1998	December 19, 1999	$132.2 million	13.2 million
2	December 20, 1999	December 19, 2000	$175.2 million	17.5 million
3	December 20, 2000	July 26, 2002	$1,283.0 million	128.3 million
4	July 26, 2002	*December 11, 2003	$3,124.7 million (through December 31, 2003)	312.5 million (through December 31, 2003)
Total as of December 31, 2003			$4,715.1 million	471.5 million

*	As of December 11, 2003, there were no shares remaining available for sale to the public pursuant to the 4th offering, exclusive of (1) shares available for sale to current stockholders of Wells REIT under the dividend reinvestment plan, and (2) shares reserved to complete requests for transfer of asset transactions which were received on or before November 21, 2003. The issuance of shares pursuant to Wells REIT’s dividend reinvestment plan will continue until the earlier of the issuance of all shares remaining under the fourth offering or July 25, 2004. Shares have been reserved for requests for transfer of assets received prior to November 21, 2003, but have not been included in the above amounts as the shares are not considered outstanding until all supporting documentation has been processed.

After incurring costs from all offerings of approximately $162.8 million in acquisition and advisory fees and expenses, approximately $446.8 million in selling commissions and dealer manager fees, approximately $61.5 million in organization and other offering costs and common stock redemptions of approximately $64.6 million pursuant to Wells REIT’s share redemption program, approximately $4.0 billion was available for investment in real estate assets, substantially all of which had been invested as of December 31, 2003.

Wells REIT’s stock is not listed on a national exchange. However, Wells REIT’s Articles of Incorporation currently require Wells REIT to begin the process of liquidating its investments and distributing the resulting proceeds to the stockholders if its shares are not listed on a national exchange by January 30, 2008. Wells REIT’s Articles of Incorporation can only be amended by a proxy vote of Wells REIT’s stockholders.

2.	Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of Wells REIT, Wells OP and any other entities for which Wells REIT or Wells OP has a controlling financial interest or is deemed to be the primary beneficiary as described below. In determining whether a controlling financial interest exists, Wells REIT considers ownership of voting interests, protective rights and participatory rights of the investors. Any intercompany balances and transactions are eliminated upon consolidation. Financial statements of consolidated entities are prepared using accounting policies materially consistent with Wells REIT.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities,” which clarifies the application of Accounting Research Bulletin (“ARB”) No. 51, “Consolidated Financial Statements,” relating to consolidation of certain entities. FIN 46 requires the identification of Wells REIT’s participation in variable interest entities (“VIEs”), which are defined as entities with a level of invested equity that is not sufficient to fund future activities to permit them to operate on a stand alone basis, or whose equity holders lack certain characteristics of a controlling financial interest. For entities identified as a VIE, the entity that bears a majority of the exposure to its expected losses, or stands to gain from a majority of its expected returns must consolidate the VIE. FIN 46 is effective for all new VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period ending after December 15, 2003. FIN 46 also sets forth certain disclosures regarding interests in VIEs that are deemed significant, even if consolidation is not required. The adoption of FIN 46 did not result in the consolidation of any previously unconsolidated entities or the consolidation of any entities that would not be consolidated under the previous guidance.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Investments in Unconsolidated Joint Ventures

Wells REIT does not consolidate investments in joint ventures in which Wells REIT does not control the joint venture, including joint ventures requiring consent of both partners for all major decisions, regardless of whether Wells REIT owns a majority interest in the venture. These investments are accounted for using the equity method of accounting, whereby original investments are recorded at cost, and subsequently adjusted for contributions, distributions, and the investor’s share of income or losses of the joint ventures. Allocations of income and loss and distributions by the joint ventures are made in accordance with the terms of the individual joint venture agreements. Generally, these items are allocated in proportion to the partners’ respective ownership interests, which approximates economic ownership. Generally, cash distributions are made from the joint ventures to the investor on a quarterly basis.

Real Estate Assets

Real estate assets are stated at cost, less accumulated depreciation. Amounts capitalized to real estate assets consist of the cost of acquisition or construction, and any tenant improvements or major improvements and betterments, which extend the useful life of the related asset. All repairs and maintenance are expensed as incurred. Additionally, Wells REIT capitalizes interest when development of a real estate asset is in progress. Approximately $0.7 million, $0.8 million and $0.1 million of interest was capitalized for the years ended December 31, 2003, 2002 and 2001, respectively.

Wells REIT’s real estate assets are depreciated using the straight-line method over the useful lives of the assets by class as follows:

Buildings	25 years
Building improvements	10-25 years
Land improvements	20-25 years
Tenant improvements	Lease term
Intangible lease assets	Lease term

The related depreciation and amortization is recorded in the consolidated statements of income, including the depreciation related to assets subject to capital lease obligations.

Management continually monitors events and changes in circumstances that could indicate that carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present, management assesses the recoverability of the assets by determining whether the carrying value of the real estate and related intangible assets will be recovered through the undiscounted future cash flows expected from the use and eventual disposition of the asset. In the event the expected undiscounted future cash flows do not exceed the carrying value, management adjusts the real estate and intangible assets to the fair value and recognizes an impairment loss. Management has determined that there has been no impairment in the carrying value of real estate assets held by Wells REIT or any unconsolidated joint ventures during the years ended December 31, 2003, 2002, and 2001.

Effective January 1, 2002, Wells REIT adopted the Statement of Financial Accounting Standards No. 144 “Accounting for the Impairment or Disposal of Long Lived Assets” (“SFAS 144”), which supersedes Statement of Financial Accounting Standards No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of” (“SFAS 121”) and Accounting Principles Board No. 30 “Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual or Infrequently Occurring Events or Transactions,” with regard to impairment assessment and discontinued operations respectively. In the year ended December 31, 2002, adoption of this standard did not have a significant impact on Wells REIT, as SFAS 144 did not significantly change the measurement criteria for impairment under SFAS 121. Additionally, no properties were disposed of during the years ended December 31, 2003 and 2002 resulting in discontinued operations.

Cash and Cash Equivalents

Wells REIT considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value, and consists of investments in money market accounts. At December 31, 2003 and 2002, there are no restrictions on the use of Wells REIT’s cash.

Tenant Receivables

Tenant accounts receivable are recognized and carried at original amount earned less a provision for any uncollectible amounts, which approximates fair value. An allowance for uncollectible amounts is made when collection of the full amount is no longer probable. Bad debt expense was $0.4 million and $0.1 million for the years ended December 31, 2003 and 2002, respectively.

Tenant receivables also includes notes receivable from tenants to fund certain expenditures related to the property and are recorded at the face amount, less any principal payments through the date of the consolidated balance sheet. Notes bear interest at rates comparable to tenants with similar borrowing characteristics; therefore the carrying amount approximates the fair value of the notes as of the date of the consolidated balance sheets.

Deferred Project Costs

Wells REIT pays certain fees to the Advisor with regard to the acquisition of properties which are capitalized to the cost of the properties and depreciated on the same basis and over the respective useful life of the related asset. Deferred project costs represent costs incurred for properties yet to be acquired.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets include prepaid property operating expenses, earnest money amounts, and purchase price escrows. Any amounts with no future economic benefit are written off when identified.

Deferred Financing Costs

Deferred financing costs are capitalized and amortized to interest expense on a straight-line basis over the terms of the related financing arrangement. The related amortization expense for deferred financing costs for the years ended December 31, 2003, 2002 and 2001 was $4.6 million, $0.8 million and $0.8 million respectively.

Deferred Lease Costs

Costs incurred to procure operating leases, including those identified as part of the purchase price allocation process, are capitalized and amortized on a straight-line basis over the terms of the related lease. The related amortization expense for deferred lease acquisition costs was $3.7 million, $0.3 million and $0.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Allocation of Purchase Price of Acquired Assets

On January 1, 2002, Wells REIT adopted Statement of Financial Accounting Standards No. 141 “Business Combinations,” (“FAS 141”) and Statement of Financial Accounting Standards No. 142 “Goodwill and Intangibles” (“FAS 142”). These standards govern business combinations, asset acquisitions and the accounting for acquired intangibles.

Upon the acquisition of real properties, it is Wells REIT’s policy to allocate the purchase price of properties to acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, and the value of in-place leases, based in each case on their fair values.

The fair values of the tangible assets of an acquired property (which includes land and building) are determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building based on management’s determination of the relative fair value of these assets. Management determines the as-if vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market demand. Management estimates costs to execute similar leases including leasing commissions, and other related costs.

The fair values of above-market and below-market in-place leases are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining term of the leases. The capitalized above-market and below-market lease values are recorded as intangible lease assets or liabilities and amortized as an adjustment to rental income over the remaining terms of the respective leases.

The fair values of in-place leases include direct costs associated with obtaining a new tenant, opportunity costs associated with lost rentals which are avoided by acquiring an in-place lease, and tenant relationships. Direct costs associated with obtaining a new tenant include commissions, tenant improvements and other direct costs and are estimated based on management’s consideration of current market costs to execute a similar lease. These direct costs are included in deferred lease costs in the accompanying consolidated balance sheets and are amortized to expense over the remaining terms of the respective leases. The value of opportunity costs is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. Customer relationships are valued based on expected renewal of a lease or the likelihood of obtaining a particular tenant for other locations. These lease intangibles are included in intangible lease assets in the accompanying consolidated balance sheets and are amortized to rental income over the remaining term of the respective leases.

During the year ended December 31, 2003, Wells REIT recognized approximately $2.8 million of amortization expense relating to deferred lease costs and approximately $4.0 million of amortization relating to intangible lease assets and liabilities that was recognized as a net decrease in rental revenues.

During the years ended December 31, 2003 and 2002, approximately $223.2 million and $12.1 million, respectively, were recognized as intangible lease assets and included in real estate assets in the consolidated balance sheets, and approximately $33.5 million and $32.7 million, respectively, were recognized as intangible lease liabilities. In 2003, approximately $179.0 million was recognized as lease origination costs and included in deferred lease costs in the consolidated balance sheets.

The remaining unamortized balance for these intangible assets will be amortized as follows (in thousands):

For the year ending December 31:	Intangible Lease Asset Amortization	Intangible Lease Liability Amortization	Intangible Lease Origination Costs Amortization
2004	$40,268	$7,470	$21,363
2005	39,114	7,470	21,251
2006	35,966	6,641	20,879
2007	32,500	5,838	20,318
2008	27,407	5,838	17,684
Thereafter	50,446	27,314	74,703

	$225,701	$60,571	$176,198

Weighted Average Amortization Period	7 years	10 years	11 years

Investments in Bonds and Obligations Under Capital Leases

As a result of certain purchase transactions, Wells REIT has acquired investments in bonds and certain obligations under capital leases. Wells REIT records the bonds and obligations under capital leases at the amounts Wells REIT expects to pay and receive. Because Wells REIT is obligated to pay the indebtedness evidenced by the bonds, Wells REIT has recorded these obligations as liabilities; however, since Wells REIT is also the owner of the bonds, the bonds are carried on Wells REIT’s books as assets. In each occurrence that Wells REIT has acquired certain obligations under capital leases, Wells REIT has also acquired an offsetting investment in bonds. The related offsetting interest amounts are recorded as interest income and interest expense in the period that the amounts accrue, with no net impact on the results of operations of Wells REIT.

Borrowings

All loans are recorded at the stated principal amount, which approximates fair value. Interest is charged to interest expense as it accrues, except for interest qualifying for capitalization relating to properties under development.

Dividends Payable and Distribution Policy

Wells REIT intends to make distributions each taxable year (not including a return of capital for federal income tax purposes) equal to at least 90% of its taxable income. Wells REIT intends to pay regular quarterly dividend distributions to stockholders. Dividends will be made to those stockholders who are stockholders of record as of daily record dates.

Dividends to be distributed to the stockholders are determined by the board of directors of Wells REIT and are dependent upon a number of factors relating to Wells REIT, including funds available for payment of dividends, financial condition, the timing of property acquisitions, capital expenditure requirements and annual distribution requirements in order to maintain Wells REIT’s status as a REIT under the Internal Revenue Code.

Offering and Related Costs

Offering costs are charged by the Advisor for costs incurred by the Advisor for raising capital for Wells REIT. Such costs include legal and accounting fees, printing costs, sales, promotional, and other offering costs. Such costs, as well as sales commissions and dealer manager fees associated with the offering of shares, which are approximately 7% and up to 2.5%, respectively, of gross offering proceeds, are accounted for as a reduction of equity.

Minority Interest

Minority interest in earnings of consolidated entities in the consolidated statements of income represents earnings allocated to minority interests based on the economic ownership percentage of the consolidated partnerships held by third parties throughout the year. Minority interest in the consolidated balance sheets represents the economic equity interests of consolidated partnerships that are not owned by Wells REIT.

Treasury Stock

Wells REIT currently has a share redemption plan in place whereby Wells REIT acquires shares from stockholders, subject to certain limitations. Wells REIT accounts for these share repurchases using the treasury stock method.

Revenue Recognition

All leases on real estate assets held by Wells REIT are classified as operating leases, and the related rental income is recognized on a straight-line basis over the terms of the respective leases, unless rental income is dependent upon criteria that cannot be determined at inception of the lease. Tenant reimbursements are recognized as revenue in the period that the related operating cost is incurred, and, therefore contractually earned and billable pursuant to the terms of the underlying lease. Rents paid in advance, which do not qualify for revenue recognition, are deferred to future periods.

Revenues earned relating to lease termination agreements are recognized at the time the tenant loses the right to lease the space and when Wells REIT has satisfied all obligations under the agreement.

Stock-Based Compensation

As permitted by the provisions of Statement of Financial Accounting Standards No. 123 “Accounting and Disclosure for Stock-Based Compensation,” Wells REIT applies Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and the related interpretations in accounting for its stock option grants to members of the board of directors, and accordingly, does not recognize compensation cost in the consolidated statements of income based upon the fair value of stock based compensation but instead provides pro forma disclosure in the notes to the consolidated financial statements. For the years ended December 31, 2003, 2002 and 2001, stock option grants did not have any impact on the consolidated statements of income as the fair value at the date of issue for each grant is estimated at $0.

Earnings Per Share

Earnings per share are calculated based on the weighted average number of common shares outstanding during each period. The weighted average number of common shares outstanding is identical for basic and fully diluted earnings per share. Outstanding stock options and warrants have been excluded from the diluted earnings per share calculation as their impact would be anti-dilutive using the treasury stock method, as the exercise price of the options and warrants exceed the fair value of the stock.

Financial Instruments

Wells REIT considers its cash, accounts receivable, accounts payable, bonds, obligations under capital leases, and notes payable to meet the definition of financial instruments. At December 31, 2003 and 2002, the carrying value of Wells REIT’s financial instruments approximated their fair value. Notes payable bear interest based on variable interest rates that periodically adjust to market, have had interest imputed at the company’s borrowing rate, or are at fixed rates, which approximate current market borrowing rates for similar borrowing arrangements.

Interest Rate Swap Agreements

Statement of Financial Accounting Standards No. 133 “Accounting for Derivative Instruments and Heding Activities” as amended requires recording all derivative instruments as assets or liabilities, measured at fair value in the consolidated balance sheet. Wells REIT has previously entered into certain interest rate swap agreements to minimize Wells REIT’s exposure to increases in interest rates on certain variable interest rate agreements, but has not entered into any other derivative transactions. At the time of entering into the agreement and on an ongoing basis until expiration, Wells REIT considered effectiveness of the interest rate swap at hedging Wells REIT’s exposure to interest rate fluctuations. Wells REIT recognizes any interest rate swap agreements at fair value at each balance sheet date. If the agreement is deemed to effectively hedge the risk, the corresponding change in value is recorded as an adjustment to other comprehensive income. In the event that the swap is not effective, the corresponding change in fair value of the swap is recorded in the consolidated statements of income. Each interest rate swap agreement entered into by Wells REIT to date has been deemed effective, and, therefore reflected as a component of other comprehensive income, with no impact on the consolidated statements of income.

The fair value of the swap agreements, if any, are included in prepaid and other assets or accounts payable and accrued expenses in the consolidated balance sheets. The value of the interest rate swaps outstanding as of December 31, 2003 and 2002 were $0 and approximately $(0.4) million, respectively. Net receipts and payments are recognized as adjustments to interest expense. For the year ended December 31, 2003 and 2002, Wells REIT made interest payments totaling approximately $0.4 million and $0.2 million, respectively, under the terms of the two interest rate swaps outstanding during the periods, including any termination fees paid, all of which has been capitalized to the carrying value of the respective buildings.

Income Taxes

Wells REIT has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and has operated as such beginning with its taxable year ended December 31, 1998. To qualify as a REIT, Wells REIT must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of Wells REIT’s ordinary taxable income to stockholders. As a REIT, Wells REIT generally will not be subject to federal income tax on taxable income that it distributes to its stockholders. If Wells REIT fails to qualify as a REIT in any taxable year, it will then be subject to federal income taxes on its taxable income for four years following the year during which qualification is lost, unless the Internal Revenue Service grants Wells REIT relief under certain statutory provisions. Such an event could materially adversely affect Wells REIT’s net income and net cash available for distribution to stockholders. However, Wells REIT believes that it is organized and operates in such a manner as to qualify for treatment as a REIT and intends to continue to operate in the foreseeable future in such a manner that Wells REIT will remain qualified as a REIT for federal income tax purposes. No provision for federal income taxes has been made in the accompanying consolidated financial statements, as Wells REIT made distributions in excess of taxable income for the periods presented. Wells REIT is subject to certain state and local taxes related to the operations of properties in certain locations, which has been provided for in the accompanying consolidated financial statements.

Restatement Adjustments and Disclosures

Wells REIT and its joint ventures had historically reported property operating costs net of reimbursements from tenants as an expense in its consolidated statements of income prior to the year ended December 31, 2002. These costs include property taxes, property insurance, utilities, repairs and maintenance, management fees and other expenses related to the ownership and operation of Wells REIT’s properties that are required to be reimbursed by the properties’ tenants in accordance with the terms of their leases. In response to FASB Emerging Issues Task Force consensus reached in November 2001, Wells REIT and its joint ventures now present these reimbursements as revenue and the gross property operating costs as expenses effective January 1, 2002. Consequently, the accompanying consolidated statements of income of Wells REIT for the year ended December 31, 2001 have been restated to reflect the effects of this revised presentation.

	2001
	As Previously Reported (000s)	Restatement Adjustments (000s)	As Restated (000s)
Revenues:
Rental income	$44,204	$—	$44,204
Tenant reimbursements	—	6,830	6,830
Equity in income of unconsolidated joint ventures	3,721	—	3,721
Take out fee	138	(138)	—
Interest and other income	1,246	275	1,521

	49,309	6,967	56,276

Expenses:
Depreciation	15,345	—	15,345
Property operating costs	4,129	6,772	10,901
Asset and property management fees	2,507	(303)	2,204
Amortization of deferred leasing costs	—	303	303
General and administrative	974	644	1,618
Amortization of deferred financing costs	770	(770)	—
Legal and accounting	449	(449)	—
Interest expense	3,411	770	4,181

	27,585	6,967	34,552

Net income	$21,724	$—	$21,724

In addition, the condensed combined statements of income disclosed in Note 4 have also been restated to reflect the effects of this revised presentation.

Since this presentation does not impact the amount of reimbursements received or property operating costs incurred and requires equal adjustments to revenues and expenses, the adoption of this guidance had no impact on the financial position, net income, earnings per share or cash flows of Wells REIT.

Furthermore, the statements of income for the year ended December 31, 2001 have been revised to include disclosure of the weighted average shares outstanding.

Reclassifications

Certain amounts in the December 31, 2002 consolidated balance sheet and in the consolidated statement of income for the year then ended, have been reclassified to conform to the current period presentation.

Impact of Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (“FAS 150”), certain components of which were deferred by the FASB in October 2003 for an indefinite period. This statement establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. FAS 150 requires, among other things, that a minority interest in a consolidated entity be classified as a liability and reported at settlement value if an unconditional obligation to exercise or redeem the minority interest exists. Certain finite life partnerships for which a minority interest is owned by third parties are consolidated by Wells REIT with the corresponding minority interest currently being classified as minority interest. Until further guidance is provided during the deferral period for FAS 150, this interest will continue to be recorded as minority interest in Wells REIT’s consolidated financial statements, however, as additional guidance is provided the accounting treatment may change in future periods. As the standard is subject to modification and has not been implemented, the impact of the standard cannot currently be determined.

3.	Real Estate Assets

Acquisitions

During the years ended December 31, 2003, 2002 and 2001 Wells REIT acquired ownership interests in certain properties for a combined total purchase price of approximately $2.5 billion, $1.4 billion and $0.2 billion, respectively, exclusive of related closing costs and acquisition and advisory fees paid to the Advisor, either as asset purchases or by acquiring an ownership interest in the owner of the real estate assets. These costs were allocated among the appropriate tangible and intangible assets and liabilities in accordance with FAS 141 and FAS 142.

Build-to-Suit Projects

During the year ended December 31, 2003, Wells REIT completed build-to-suit projects with a total investment amount of approximately $85.4 million, including the Nissan Building, AmeriCredit Building, and Kerr-McGee Building. No built-to-suit projects were completed during the years ended December 31, 2002 and 2001.

4.	Investments in unconsolidated joint ventures

At December 31, 2003, Wells REIT, through its ownership in Wells OP, owns interests in certain properties through unconsolidated joint ventures with affiliates of the Advisor as outlined below:

Joint Venture	Joint Venture Partners	Ownership Percentage	Properties Held by Joint Venture
Fund XIII-REIT Joint Venture	Wells OP Wells Real Estate Fund XIII, L.P.	72%	AmeriCredit Building ADIC Buildings John Wiley Building AIU Chicago Building

Fund XII-REIT Joint Venture	Wells OP Wells Real Estate Fund XII, L.P.	55%	Siemens Building AT&T Oklahoma Buildings Comdata Building

Fund XI-XII-REIT Joint Venture	Wells OP Wells Real Estate Fund XI, L.P. Wells Real Estate Fund XII, L.P.	57%	EYBL CarTex Building Sprint Building Johnson Matthey Building Gartner Building

Fund IX-X-XI-REIT Joint Venture	Wells OP Wells Real Estate Fund IX, L.P. Wells Real Estate Fund X, L.P. Wells Real Estate Fund XI, L.P.	4%	Alstom Power Knoxville Building Ohmeda Building Interlocken Building Avaya Building Iomega Building

Wells/Freemont Associates Joint Venture (the “Freemont Joint Venture”)	Wells OP Fund X-XI Joint Venture	78%	Fairchild Building

Wells/Orange County Associates Joint Venture (the “Orange County Joint Venture”)	Wells OP Fund X-XI Joint Venture	44%	(1)

Fund VIII-IX-REIT Joint Venture	Wells OP Fund VIII-IX Joint Venture	16%	Quest Building

(1)	Orange County Joint Venture sold its interest in its only property on September 11, 2003 for approximately $5.8 million in gross sales proceeds, resulting in a loss of approximately $0.4 million, with approximately $0.2 million being allocated to Wells OP. The initial purchase price of the building was approximately $6.4 million. Proceeds from the sale were distributed to the respective partners resulting in minimal assets and liabilities remaining in Orange County Joint Venture at December 31, 2003. The sale proceeds allocable to Wells OP were approximately $2.4 million.

The investment objectives of each joint venture in which Wells OP is a partner with affiliates of the Advisor are consistent with those of Wells REIT. Through Wells OP, Wells REIT is acting as the initial administrative venturer, as defined in the respective agreements, of each of the joint venture partners included above, and as such, is responsible for establishing policies and operating procedures with respect to the business and affairs of each of these joint ventures with affiliates of the Advisor. However, approval of the other joint venturers is required for any major decision or any action that materially affects these joint ventures or their real property investments.

Wells OP’s investment balance and percentage ownership in unconsolidated joint ventures at December 31, 2003 and 2002 are summarized as follows:

	2003		2002
	Amount (000s)	Percent	Amount (000s)	Percent
Fund VIII, IX and REIT Joint Venture	$990	16%	$1,089	16%
Fund IX, X, XI and REIT Joint Venture	1,191	4	1,246	4
Wells/Freemont Associates	6,087	44	6,340	78
Wells/Orange County Associates	17	78	2,641	44
Fund XI, XII and REIT Joint Venture	15,667	57	16,361	57
Fund XII and REIT Joint Venture	28,320	55	29,343	55
Fund XIII and REIT Joint Venture	50,560	72	26,895	61

	$102,832		$83,915

The following is a reconciliation of Wells OP’s investment in unconsolidated joint ventures for the years ended December 31, 2003 and 2002:

	2003 (000s)	2002 (000s)
Investment in unconsolidated joint ventures, beginning of year	$83,915	$77,410
Equity in income of unconsolidated joint ventures	4,751	4,700
Contributions to unconsolidated joint ventures	25,033	9,275
Distributions from unconsolidated joint ventures	(10,867)	(7,470)

Investment in unconsolidated joint ventures, end of year	$102,832	$83,915

Condensed combined financial information for all unconsolidated joint ventures as of December 31, 2003 and 2002, and for the years ended December 31, 2003, 2002 and 2001 is as follows:

Condensed Combined Balance Sheets

(Amounts in 000’s)

	2003	2002
Assets:
Real estate assets	$188,872	$178,637
Other assets	15,004	7,409

Total assets	$203,876	$186,046

Liabilities and partners’ equity
Total liabilities	$7,581	$4,848

Partners’ equity	196,295	181,198

Total liabilities and partners’ equity	$203,876	$186,046

Condensed Combined Statements of Income

(Amounts in 000’s)

	2003	2002	2001
Revenues:
Rental income	$20,156	$18,371	$15,135
Tenant reimbursements (1)	2,637	1,801	2,236	(1)
Other income	14	44	103

Total revenues	22,807	20,216	17,474

Expenses:
Depreciation	7,144	6,284	5,330
Operating expenses (1)	4,105	2,815	2,351	(1)
Asset management and property management fees	1,203	914	773
Amortization of deferred leasing costs	360	175	172

Total expenses	12,812	10,188	8,626

Income from continuing operations	9,995	10,028	8,848

Discontinued operations:
Operating income	394	542	546
Loss on disposition	(379)	—	—

Income from discontinued operations	15	542	546

Net income	$10,010	$10,570	$9,394

Net income allocated to Wells REIT	$4,751	$4,700	$3,721

(1)	Amounts have been restated to reflect tenant reimbursements of $2.2 million in 2001 as revenue and gross operating costs as expenses as described in the Restatement Adjustments and Disclosures section of Note 2.

5.	Borrowings

Wells REIT has financed certain investments, acquisitions and developments through various borrowings as described below. On December 31, 2003, and December 31, 2002, Wells REIT had the following amounts outstanding, in thousands:

Facility	2003	2002

$110 million line of credit; accruing interest at LIBOR plus 175 basis points; requiring interest payments monthly with principal due at maturity; collateralized by various buildings (1)	$—	$58,000

$98.1 million line of credit; accruing interest at LIBOR plus 175 basis points (2.87% at December 31, 2003); requiring interest payments monthly and principal due at maturity (March 2004); collateralized by various buildings	—	61,399

$500 million unsecured revolving line of credit; accruing interest at various rates of interest based on prime or LIBOR plus up to 1.625% (4.0% at December 31, 2003); requiring interest payments monthly and principal payments due at maturity (April 2005) (2)	175,000	—

$50 million line of credit; accruing interest at LIBOR plus 175 basis points (2.87% at December 31, 2003); requiring interest payments monthly with principal due at maturity (June 2005); collateralized by various buildings (3)	—	—

$90 million note payable; accruing interest at LIBOR plus 115 basis points; currently locked at 2.31% through January 2, 2004 (2.31% at December 31, 2003); requiring interest payments monthly, with principal due at maturity (December 2006); subject to certain prepayment penalties; collateralized by the Nestle Building	90,000	90,000

$120,000 note payable; accruing interest at 5.0955%; requiring interest payments monthly with principal due at maturity (January 1, 2014); subject to certain prepayment penalties; collateralized by the Leo Burnett Building (4)	120,000	—

$115.2 million notes payable; accruing interest at 4.40%; requiring interest payments monthly with principal due at maturity (November 1, 2007); subject to certain prepayment penalties; collateralized by the US Park Service Building and 1225 Eye Street Buildings	115,167	—

$112.3 million note payable; seller financed interest free loan obtained upon purchase of AON Center in May 2003; Principal balance due upon maturity (January 2004); collateralized by the AON Center Building (5)	112,347	—

$34.2 million construction loan payable; accruing interest at LIBOR plus 200 basis points; requiring interest payments monthly and principal due at maturity collateralized by the Nissan Building (6)	—	23,149

$13.7 million construction loan payable; accruing interest at LIBOR plus 200 basis points; requiring interest payments monthly, with principal due at maturity; collateralized by the Kerr-McGee Building (7)	—	4,038

$8.8 million note payable; accruing interest at 8.0%; requiring interest and principal payments monthly with any unamortized principal due at maturity (December 2003); subject to certain prepayment penalties; collateralized by the BMG Buildings	—	8,709

$2.9 million note payable; accruing interest at 8.5%; requiring interest payments monthly with principal due at maturity (December 2003); subject to certain prepayment penalties; collateralized by the BMG Buildings	—	2,900

Total borrowings	$612,514	$248,195

(1)	Wells REIT terminated this credit facility upon execution of the $500 million line of credit in April 2003.
(2)	Additionally, Wells REIT is required to pay a quarterly facility fee of 0.25% per annum on the entire amount of the credit facility.
(3)	Wells REIT entered into this credit agreement in June 2003.
(4)	Note replaced the $147.4 million note assumed at acquisition of the Leo Burnett Building, which bore interest at 7.25%. Amount paid to settle the $147.4 million approximated the fair value at the date of acquisition with remaining difference recognized as interest expense during the period. The settlement amount was paid to escrow agent on December 31, 2003 for payment to lender on January 2, 2004, and considered extinguished as of December 31, 2003.
(5)	Interest is imputed at Wells REIT’s weighted average borrowing rate on the date of the acquisition.
(6)	Wells REIT entered into an interest rate swap to hedge the construction loan, which resulted in Wells REIT paying a fixed rate of 3.9% plus 200 basis points at a notional amount of the balance outstanding at each payment date. The swap was terminated in March 2003 upon termination of the loan.
(7)	Wells REIT entered into an interest rate swap to hedge the construction loan, which resulted in Wells REIT paying a fixed rate of 2.27% plus 200 basis points at a notional amount of the balance outstanding at each payment date. The swap expired in July 2003 at the same time that the loan was paid off in full.

Wells REIT’s weighted average interest rate at December 31, 2003 for the aforementioned borrowings was approximately 4.05%. Cash paid for interest, including amounts capitalized was $13.0 million and $4.2 million for the years ended December 31, 2003 and 2002, respectively.

The following table summarizes the scheduled aggregate principal repayments, for the five years subsequent to December 31, 2003, in thousands:

For the year ending December 31:
2004	$112,347
2005	175,000
2006	90,000
2007	115,167
2008	—
Thereafter	120,000

Total	$612,514

6.	Commitments and Contingencies

Take Out Purchase and Escrow Agreement

The Advisor and its affiliates have developed a program (the “Wells Section 1031 Program”) involving the acquisition by a subsidiary of Wells Management (“Wells Exchange”) of income-producing commercial properties and the formation of a series of single member limited liability companies for the purpose of facilitating the resale of co-tenancy interests in such real estate properties to be owned in co-tenancy arrangements with persons (“1031 Participants”) who are seeking to invest the proceeds from a sale of real estate held for investment in another real estate investment for purposes of qualifying for like-kind exchange treatment under Section 1031 of the Internal Revenue Service Code. The acquisition of each of the properties acquired by Wells Exchange is generally financed by a combination of permanent first mortgage financing and interim loan financing obtained from institutional lenders.

Following the acquisition of each property, Wells Exchange attempts to sell co-tenancy interests to 1031 Participants, the proceeds of which are used to repay a prorata portion of the interim financing. In consideration for the payment of a take out fee to Wells REIT and following approval of the potential property acquisition by our board of directors, it is anticipated that Wells REIT may enter into a take out purchase and escrow agreement or similar contract providing that, if Wells Exchange is unable to sell all of the co-tenancy interests in that particular property to 1031 Participants, Wells REIT will purchase, at Wells Exchange’s cost, any co-tenancy interests remaining unsold at the end of the offering period.

During the years ended December 31, 2003, 2002 and 2001, Wells REIT recognized approximately $0, $0.2 million and $0.1 million, respectively of take out fee revenue related to the 1031 programs, which is included in other income. The last co-tenancy units related to the Ford Motor Credit Building and the Meadow Brook Park Building were sold during 2002 and 2003, respectively. As of December 31, 2003, all co-tenancy interests in both programs with which Wells REIT has previously been involved have been sold, and Wells REIT is not currently involved with any 1031 programs of the Advisor and, therefore, has no commitment related to the program at the current time.

Letters of Credit

At December 31, 2003, Wells REIT had two unused letters of credit totaling approximately $14.9 million outstanding from financial institutions, consisting of letters of credit of approximately $14.5 million and $0.4 million with expiration dates of February 28, 2004 and February 2, 2004, respectively. These amounts are not recorded in the accompanying consolidated balance sheets as of December 31, 2003. These letters of credit were required by two unrelated parties to ensure completion of Wells REIT’s obligations under certain earn-out and construction agreements. Wells REIT does not anticipate a need to draw on these letters of credit.

Properties Under Contract

At December 31, 2003, Wells REIT had contracts to acquire three buildings for a total purchase price of approximately $163.8 million, two of which were acquired subsequent to year-end as discussed in Note 14. Approximately $2.5 million of cash was held in escrow related to the three acquisitions at December 31, 2003, which was included in prepaid and other assets in the consolidated balance sheets.

Commitments Under Existing Lease Agreements

Certain lease agreements include provisions that, at the option of the tenant, may obligate Wells REIT to expend certain amounts of capital to expand an existing property, construct on adjacent property or provide other expenditures for the benefit of the tenant, in favor of additional rental revenue. At December 31, 2003, no tenants have exercised such options which have not been fully satisfied as of that date.

Earn-out Agreements

As part of the acquisition of the IRS Building, Wells REIT entered into an agreement to pay the seller an additional $14.5 million if Wells REIT or the seller locates a suitable tenant and leases the vacant space of the building within 18 months after the date of acquisition of the property, or March 2004. If the space is not leased within this time, Wells REIT will be released from any obligation to pay this additional purchase consideration. The 26% of the building that was vacant at the time of acquisition remains unleased as of December 31, 2003. As of December 31, 2003, no payments have been made under this agreement.

In connection with the acquisition of the East Point I and II Buildings, Wells REIT entered into an earn-out agreement relating to approximately 16,000 square feet whereby Wells REIT is required to pay the seller certain amounts for each new, fully executed lease after the date of acquisition of the property on or before March 31, 2004. Payments shall be the anticipated first year’s annual rent less operating expenses with the sum divided by 0.105 and the result reduced by tenant improvement costs related to the space. As of December 31, 2003, payments totaling $1.4 million have been made under this agreement in addition to the original purchase price and approximately 6,000 square feet remain subject to the agreement.

As part of the acquisition of the GMAC Detroit Building, Wells REIT entered into an agreement to pay the seller certain amounts for each new, fully executed lease entered into after the date of acquisition of the building on or before November 8, 2004. Payments are calculated by dividing the sum of the anticipated first year’s annual rent less operating expenses by 0.095, with the result being reduced by tenant improvement costs related to the space. As of December 31, 2003, no payments have been made under this agreement.

As part of the acquisition of the 60 Broad Street New York Building, Wells REIT entered into an agreement to pay to the seller, which retained a limited economic interest in the building, an amount for securing a qualifying lease agreement or renewal relating to specified space, which is currently occupied. In the event that the seller is successful in securing a qualifying lease for the specified space, payment is determined primarily by calculating the net present value of the rental income over the term of the lease which will be paid to the seller. As of December 31, 2003, no payments have been made under the agreement.

Operating Lease Obligations

Certain properties are subject to certain ground leases with expiration dates ranging between 2049 and 2083. Required payments, under the terms of the leases are as follows at December 31, 2003 (in thousands):

Amount
2004	$726
2005	726
2006	726
2007	726
2008	726
Thereafter	91,640

Total	$95,270

Ground rent expense for the years ended December 31, 2003, 2002 and 2001 was approximately $0.8 million, $0.7 million and $0.7 million, respectively. The net book value of the related improvements subject to operating leases is approximately $48.0 million at December 31, 2003.

Capital Lease Obligations

Certain properties are subject to certain ground leases meeting the qualifications as a capital lease as fee title of the land will be transferred to Wells REIT upon payment of the capital lease obligations. Each obligation requires interest only payments and payment of the bond in full at maturity, which range from 2015 until 2026 with certain prepayment options. Required payments under the terms of the leases are as follows as of December 31, 2003 (in thousands):

Amount
2004	$4,472
2005	4,523
2006	4,523
2007	4,523
2008	4,523
Thereafter	51,015

Total	$73,579

Interest expense incurred related to the capital lease obligations totaled $3.9 million, $2.8 million and $0.5 million for the years ended December 31, 2003, 2002 and 2001, respectively, which also equals the interest income related to the bonds on the same properties resulting in no net cash outflow as a result of these capital lease obligations. The net book value of the related improvements subject to capital lease obligations is $68.6 million at December 31, 2003.

Litigation

In the normal course of business, Wells REIT, its Advisor, or affiliates of the Advisor that Wells REIT is dependent upon may become subject to litigation or claims.

On October 9, 2003, Stephen L. Flood, the Luzerne County Controller, and the Luzerne County Retirement Board (“Luzerne Board”) on behalf of the Luzerne County Employee Retirement System (“Plan”) filed a lawsuit in the U.S. District Court, Middle District of Pennsylvania against 26 separate defendants including Wells REIT, Wells Investment Securities, Inc., (“WIS”) the dealer manager, and Wells Real Estate Funds, Inc., the parent company of both the Advisor and WIS (“Wells Defendants”). The complaint alleges, among other things, (1) that certain former members of the Luzerne Board named as defendants invested $10 million in Wells REIT common stock on behalf of the Plan, (2) that certain former board member defendants breached their fiduciary duties to the Plan by, among other things, permitting the investment of the Plan’s funds in investments not suitable for the Plan because they were long-term illiquid investments, permitting the Plan to pay excessive fees and commissions to co-defendants, and accepting political contributions in exchange for awarding advisory and management agreements, (3) that the Wells Defendants and others knew or should have known that the investment, and the fees and commissions associated with the investment, was not a proper investment for the Plan because it was a long-term illiquid investment, (4) that the Wells Defendants and others knew or should have known that certain Luzerne Board members and certain investment advisors and managers were breaching their fiduciary duties to the Plan, (5) that the defendants engaged in and conspired to engage in an improper scheme to intentionally defraud the Plan, and (6) that the investment was not approved by a majority of the Luzerne Board at a public meeting and, consequently, the investment was an inappropriate and void action. The Plan is seeking damages of not less than $25 million, treble damages and punitive damages from all defendants on a joint and several liability basis. Management believes that this lawsuit is without merit with respect to the Wells Defendants. While it is too early to determine the likely outcome of this lawsuit, management does not believe that a reserve for a loss contingency is necessary.

In November 2002, Wells REIT contracted to purchase an office building located in Ramsey County, Minnesota, from Shoreview Associates LLC (“Shoreview”), who filed a lawsuit against us in Minnesota state court alleging that Shoreview was entitled to approximately $0.8 million in earnest money that Wells REIT had deposited under the contract. This dispute was settled during November 2003, resulting in Wells REIT receiving substantially all the earnest money. Under the terms of the settlement, no additional exposure exists relating to this dispute.

NASD Enforcement Action

On August 26, 2003, WIS, and Leo F. Wells, III, settled an NASD disciplinary proceeding against them by entering into a Letter of Acceptance, Waiver and Consent (“AWC”) with the NASD which contained findings by the NASD including that WIS and Mr. Wells had violated certain of its Conduct Rules related to providing non-cash compensation of more than $100 to associated persons of NASD member firms in connection with their attendance at the annual educational conferences sponsored by WIS in 2001 and 2002, and that WIS and Mr. Wells failed to adhere to all the terms of a written undertaking made in March 2001. WIS consented to a censure and Mr. Wells consented to suspension from acting in a principal capacity with a member firm for one year. WIS and Mr. Wells also agreed to the imposition of a joint and several fine in the amount of $150,000. Wells REIT does not expect any material impact on our financial position or results of operations as a result of this settlement and Wells REIT is not aware of any additional exposure related to the NASD enforcement action.

7.	Stockholders’ Equity

General

Under Wells REIT’s Articles of Incorporation, the total number of shares of stock authorized for issuance is 1 billion, consisting of 750 million common shares, 100 million preferred shares, and 150 million shares-in-trust, each as defined by Wells REIT’s Articles of Incorporation, as amended on June 26, 2002.

The common shares have a par value of $0.01 per share and entitle the holders to one vote per share on all matters upon which stockholders, subject to the express terms of any series preferred shares, are entitled to vote pursuant to the Articles of Incorporation.

Wells REIT is authorized to issue one or more series of preferred shares. Prior to the issuance of such shares, the board of directors shall fix the number of shares outstanding to be included in each series, and the designation, preferences, terms, rights, restrictions, limitations and qualifications and terms and conditions of redemption of the shares of each class or series. As of December 31, 2003, Wells REIT has not issued any preferred shares.

In order to ensure that certain ownership restrictions are not violated and Wells REIT’s REIT status is not violated, the Articles of Incorporation of Wells REIT authorize Wells REIT to issue certain shares-in-trust and exchange these for such shares causing violation. Such shares shall be deemed transferred to and held in a trust established on behalf of the violator and administered by the trustee, as defined in the Articles of Incorporation. Such shares-in-trust shall be issued and outstanding stock of Wells REIT and are entitled to the same rights and privileges as all other shares of the same class or series, except that the trust will receive all distributions on such shares, the trustee will be entitled to the vote associated with the shares-in-trust, and shares-in-trust are not transferable. Upon liquidation, such shares-in-trust shall be treated consistently with all other shares of the same class or series. As of December 31, 2003, Wells REIT has not issued any shares-in-trust.

2000 Employee Stock Option Plan

On June 28, 2000, the stockholders approved the 2000 Employee Stock Option Plan of Wells Real Estate Investment Trust, Inc. (the “Employee Option Plan”), which provides for grants of “non-qualified” stock options to be made to selected employees of the Advisor and Wells Management, subject to the discretion of the compensation committee and the limitations of the Employee Option Plan. A total of 750,000 shares have been authorized and reserved for issuance under the Employee Option Plan. At December 31, 2003, no stock options have been granted or exercised under the Employee Stock Option Plan; therefore, 750,000 shares are available for issue.

The exercise price for the employee options shall be the greater of (1) $11.00 per share, or (2) the Fair Market Value, as defined in the Employee Option Plan, of the shares on the date the option is granted. The compensation committee has the authority to set the term and vesting period of the stock option except that no option shall have a term greater than five years from the later of (1) the date Wells REIT’s shares are listed on a national securities exchange, or (2) the date the stock option is granted. In the event that the compensation committee determines that the potential benefits of the stock options may be inappropriately diluted or enlarged as a result of a certain corporate transaction or event, the compensation committee may adjust the number and kind of shares or the exercise price with respect to any option. Upon exercise, the employee agrees to remain in the employment of the Advisor or Wells Management for a period of one year after the date of grant. No stock option may be exercised if such exercise would jeopardize Wells REIT’s status as a REIT under the Internal Revenue Code. No option may be sold, pledged, assigned or transferred by an employee in any manner other than by will or the laws of descent or distribution.

Independent Director Stock Option Plan

On June 16, 1999, the stockholders approved the Wells Real Estate Investment Trust, Inc. Independent Director Stock Option Plan (“the Independent Director Plan”), which provides for grants of stock to be made to independent non-employee directors of Wells REIT. A total of 100,000 shares have been authorized and reserved for issuance under the Independent Director Plan. At December 31, 2003, 51,500 options have been granted, with 48,500 remaining available to be granted.

Options to purchase 2,500 shares of common stock at the greater of (1) $12 per share or (2) the Fair Market Value, as defined in the Independent Director Plan, are granted upon initially becoming an independent director of Wells REIT, or at the date of the approval of the Independent Stock Option Plan for existing independent directors. Of these shares, 20% are exercisable immediately on the date of grant. An additional 20% of these shares become exercisable on each anniversary following the date of grant for a period of four years. Additionally, effective on the date of each annual meeting of stockholders of Wells REIT, beginning in 2000, each independent director will be granted an option to purchase 1,000 additional shares of common stock. These options are 100% exercisable at the completion of two years of service after the date of grant. All options granted under the Independent Director Plan expire no later than the date immediately following the tenth anniversary of the date of grant and may expire sooner in the event of the disability or death of the independent director or if the independent director ceases to serve as a director. In the event that the potential benefits of the stock options may be inappropriately diluted or enlarged as a result of a certain corporate transaction or event, a corresponding adjustment to the consideration payable with respect to all stock options shall be made. No option may be sold, pledged, assigned or transferred by an independent director in any manner other than by will or the laws of descent or distribution.

A summary of Wells REIT’s stock option activity under its Independent Director Plan during for the years ended December 31, 2003, 2002, and 2001 is as follows:

	Number	Exercise Price	Exercisable
Outstanding at December 31, 2000	24,500	$12
Granted in 2001	7,000	12

Outstanding at December 31, 2001	31,500	12	10,500
Granted in 2002	9,500	12

Outstanding at December 31, 2002	41,000	12	21,500
Forfeited in 2003	(6,500)	12
Granted in 2003	10,500	12

Outstanding at December 31, 2003	45,000	12	28,500

For SFAS 123 purposes, the fair value of each stock option for 2003, 2002, and 2001 has been estimated as of the date of the grant using the Black-Scholes minimum value method. The weighted average risk-free interest rates assumed for 2003, 2002 and 2001 were 3.98%, 4.57% and 5.05%, respectively. Projected future dividend yields of 7.0%, 7.0% and 7.8% were estimated for the options granted in 2003, 2002, and 2001, respectively. The expected life of an option was assumed to be six years for the years ended December 31, 2003, 2002, and 2001, respectively. Based on these assumptions, the fair value of the options granted during the years ended December 31, 2003, 2002, and 2001 is $0. All options granted have an exercise price of $12 per share. The weighted average contractual remaining life for options that are exercisable at December 31, 2003 was approximately 6 years.

Independent Director Warrant Plan

The Independent Director Warrant Plan (the “Independent Director Warrant Plan”), was approved by the stockholders on June 28, 2000, providing for the issuance of one warrant to purchase common stock for every 25 shares of common stock purchased by the independent director. A total of 500,000 warrants have been authorized and reserved for issuance under the Independent Director Warrant Plan. The exercise price of the warrants shall be $12 per share. The warrants are exercisable until the dissolution, liquidation, or merger or consolidation of Wells REIT where Wells REIT is not the surviving corporation. No warrant may be sold, pledged, assigned or transferred by an independent director in any manner other than by the laws of descent or distribution. At December 31, 2003, approximately 6,000 warrants have been earned under the Independent Director Warrant Plan, but no warrants have been issued under the Independent Director Warrant Plan.

Dividend Reinvestment Plan

Wells REIT’s board of directors authorized a dividend reinvestment plan (the “DRP”), through which common stockholders may elect to reinvest an amount equal to the dividends declared on their common shares into additional shares of Wells REIT’s common stock in lieu of receiving cash dividends. The shares may be purchased at a fixed price per share and participants in the DRP may purchase fractional shares so that 100% of the dividends will be used to acquire shares of Wells REIT’s stock. With respect to such shares, Wells REIT currently pays selling commissions of 7%, a dealer manager fee of 2.5%, organization and offering costs of up to 3% of the reinvestment, acquisition and advisory fees and expenses of 3.5% of the purchase price, which is consistent with the costs paid in connection with the most recent offering of shares of Wells REIT’s common stock. The board of directors, by majority vote, may amend or terminate the DRP for any reason upon 10 days notice to the participants of the DRP.

Share Redemption Program

As Wells REIT’s stock is currently not listed on a national exchange, there is no market for Wells REIT’s stock. As a result, there is risk that a stockholder may not be able to sell Wells REIT’s stock at a time or price acceptable to the shareholder. During 2000, Wells REIT’s board of directors authorized a common stock redemption plan, as amended, for investors who held the shares for more than one year, subject to the limitation that (i) during any calendar year, Wells REIT may not redeem in excess of 3% of the weighted average common shares outstanding during the prior calendar year, and (ii) funding for the redemption of shares is required to come exclusively from the sale of shares pursuant to the Wells REIT dividend reinvestment plan such that in no event shall the aggregate amount of redemptions under the Wells REIT share redemption program exceed aggregate proceeds received from the sale of shares pursuant to the Wells REIT dividend reinvestment plan of Wells REIT. The one year period, may be waived by the board of directors in certain circumstances including death or bankruptcy of the stockholder. Wells REIT purchases shares redeemed under the share redemption program at the amount contributed by the stockholder, including any commissions paid at issuance. During 2003, 2002 and 2001, Wells REIT repurchased 4.4 million, 1.5 million and 0.4 million of its own common shares at an aggregate cost of $43.7 million, $15.3 million and $4.1 million, respectively. These transactions were funded with cash on hand and did not exceed any of the foregoing limitations. At the time of such redemption, WIS has refunded to Wells REIT the 2.5% dealer manager fee and the Advisor has refunded the 3.5% acquisition and advisory fees earned upon the issuance of such shares, although both WIS and the Advisor may elect to discontinue such policy in future periods. The board of directors, by majority vote, may amend or terminate Wells REIT’s share redemption program at any time upon 30 days notice.

Assuming that amounts continue to be reinvested under the DRP to fund the redemptions, redemptions of approximately $97.2 million are allowed under the terms of the current share redemption program during the year ending December 31, 2004, of which the board has elected to set aside up to 20% of this amount for redemptions upon the death of a stockholder. Beginning with redemption requests received in January 2004, shares will be redeemed on the last business day of each month, if the requests have met certain requirements with regard to the timing of the receipt of the request.

Dealer Warrant Plan

Under the terms of each offering of Wells REIT’s stock, warrants to purchase shares of Wells REIT’s stock were delivered to WIS. Currently such warrants are issued in book form only and warrant certificates are not issued. For each warrant, the warrant-holder shall have the right to purchase one share from Wells REIT at a price of $12 during the time period beginning one year from the effective date of the respective offering and ending on the date five years after the effective date. Warrants outstanding as of December 31, 2003 for the second, third and fourth offerings to date are approximately 0.6 million, 4.6 million and 5.8 million, respectively which have expiration dates of December 20, 2004, December 20, 2005 and July 26, 2007, respectively. On January 30, 2003, all warrants related to the first offering expired. As of December 31, 2003, no warrants have been exercised under the plan.

8.	Supplemental Disclosures of Non-Cash Activities

Outlined below are significant non-cash investing and financing transactions for the years ended December 31, 2003, 2002, and 2001 in thousands:

	2003	2002	2001
Deferred project costs applied to investments	$88,771	$47,873	$15,716

Deferred project costs due to affiliate	$19,185	$7,708	$1,114

Other offering expenses due to affiliate	$13,334	$8,263	$943

Assumption of obligation under capital lease and related bonds	—	$32,500	$22,000

Assumption of debt at property acquisition	$390,364	$90,000	$—

Assumption of other liabilities at property acquisition	$38,688	—	—

Acquisition of intangible lease liability	$33,477	$32,697	$—

Dividends payable	$13,562	$6,046	$1,059

Accrued distributions receivable from joint ventures	$2,531	$1,774	$1,693

Write off fully amortized deferred financing costs	$2,597	$623	$—

9.	Income Tax Basis Net Income

Wells REIT’s income tax basis net income for the years ended December 31, 2003, 2002 and 2001 is calculated as follows (in thousands):

	2003	2002	2001
GAAP basis financial statement net income	$120,685	$59,854	$21,724
Increase (decrease) in net income resulting from:
Depreciation and amortization expense for financial reporting purposes in excess of amounts for income tax purposes	50,861	17,160	7,347
Rental income accrued for income tax purposes in excess of (less than) amounts for financial reporting purposes	(3,946)	3,578	(2,735)
Expenses deductible when paid for income tax purposes, accrued for financial reporting purposes	(14,089)	(71)	26

Income tax basis net income, prior to dividends paid deduction	$153,511	$80,521	$26,362

At December 31, 2003, the tax basis carrying value of Wells REIT’s total assets was approximately $4.9 billion.

10.	Related-Party Transactions

Advisory Agreement

Wells REIT has entered into an Advisory Agreement with the Advisor, which entitles the Advisor to specified fees in consideration for certain services with regard to the offering of shares to the public and investment of funds in real estate projects. The current Advisory Agreement is set to expire April 30, 2004.

Under the terms of the agreement, the Advisor receives the following fees and reimbursements:

•	Acquisition and advisory fees and acquisition expenses of 3.5% of gross offering proceeds, subject to certain limitations;

•	Reimbursement of organization and offering costs paid on behalf of Wells REIT, not to exceed 3% of gross offering proceeds;

•	Disposition fee of 50% of the lesser of a competitive real estate commission or 3% of the sales price of the property, subordinated to the payment of dividends to shareholders equal to the sum of the shareholders’ invested capital plus an 8% return on invested capital;

•	Incentive fee of 10% of net sales proceeds remaining after shareholders have received distributions equal to the sum of the shareholders’ invested capital plus an 8% return of invested capital; and

•	Listing fee of 10% of the excess by which the market value of the stock plus dividends paid prior to listing exceeds the sum of 100% of the invested capital plus an 8% return on invested capital.

The Advisor is obligated to reduce the acquisition and advisory fees by the amounts attributable to shares redeemed under the share redemption program, under an agreement, which may be cancelled by either party with thirty days notice.

Acquisition and advisory fees and acquisition expenses incurred for the years ended December 31, 2003, 2002 and 2001 totaled $87.3 million, $46.4 million and $18.1 million, respectively. Organizational and offering costs incurred for the years ended December 31, 2003, 2002 and 2001 totaled $21.5 million, $20.5 million and $10.1 million, respectively. No other fees have been earned by the Advisor under the terms of the Advisory Agreement during the years ended December 31, 2003, 2002 and 2001.

Administrative Services Reimbursement

Wells REIT has no direct employees. The employees of Wells Management and the Advisor provide services for Wells REIT related to asset management, accounting, investor relations and all other administrative services. The related expenses are allocated to Wells REIT and the other various products that Wells Management and the Advisor provide similar services based on time spent on each entity by personnel. Wells REIT was allocated salaries, wages, and other payroll related costs by Wells Management and the Advisor totaling approximately $3.9 million, $2.0 million and $0.7 million for the years ended December 31, 2003, 2002 and 2001, respectively. These amounts are included in general and administrative expenses in the consolidated statements of income.

Asset and Property Management Agreement

Wells REIT has entered into an asset and property management agreement with Wells Management, an affiliate of the Advisor. In consideration for asset management services and for supervising the management and leasing of Wells REIT’s properties, Wells REIT will pay asset and property management fees to Wells Management equal to the lesser of (a) 4.5% of the gross revenues generally paid over the life of the lease or (b) 0.6% of the net asset value of the properties (excluding vacant properties) owned by Wells REIT. These asset and property management fees are calculated on an annual basis. These expenses totaled $13.3 million, $4.9 million and $2.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. Additionally, a separate competitive fee for the one-time initial lease-up of newly constructed properties is generally incurred in conjunction with the receipt of the first month’s rent. These costs totaled approximately $0.8 million during the year ended December 31, 2003 and no such fees were incurred during the year ended December 31, 2002 or 2001.

Dealer Manager Agreement

Wells REIT has entered into a dealer manager agreement with WIS, whereby WIS performs the dealer manager function for Wells REIT. For these services, WIS earns fees of approximately 7% of the gross proceeds from the sale of the shares of Wells REIT, of which substantially all are reallowed to participating broker-dealers. During the years ended December 31, 2003, 2002, and 2001, Wells REIT incurred commissions of $177.6 million, $94.2 million and $42.5 million, respectively, of which more than 99% were reallowed to participating broker-dealers.

Additionally, WIS earns a dealer manager fee of 2.5% of the gross offering proceeds at the time the shares are sold, of which up to 1.5% may be reallowed to participating broker-dealers. WIS has agreed to reduce the dealer manager fee by 2.5% of the gross redemptions under Wells REIT’s share redemption plan for shares redeemed, under an agreement, which may be cancelled by either party with thirty days notice. The amount of such reduction was $1.1 million, $0.4 million and $0.1 million for the years ended December 31, 2003, 2002, and 2001, respectively. Dealer manager fees, net of the above reduction, of $62.3 million, $33.1 million and $6.8 million were incurred during the years ended December 31, 2003, 2002 and 2001, respectively. Of these amounts, $29.6 million, $14.6 million and $6.0 million were reallowed to participating broker-dealers for the years ended December 31, 2003, 2002 and 2001, respectively.

Due From Affiliates

Substantially all of the amounts due from affiliates included in the consolidated balance sheets at December 31, 2003 and 2002 represents Wells REIT’s share of the cash to be distributed from its unconsolidated joint venture investments for the fourth quarter of 2003 and 2002, as follows (in thousands):

	2003	2002
Fund VIII, IX and REIT Joint Venture	$44	$48
Fund IX, X, XI and REIT Joint Venture	35	21
Wells/Orange County Associates	—	85
Wells/Fremont Associates	170	168
Fund XI, XII and REIT Joint Venture	452	361
Fund XII and REIT Joint Venture	684	688
Fund XIII and REIT Joint Venture	1,146	403
Affiliates of the Advisor	541	187

	$3,072	$1,961

Conflicts of Interest

The Advisor is also a general partner in and advisor to various Wells Real Estate Funds. As such, there are conflicts of interest where the Advisor, while serving in the capacity as general partner or advisor for the Wells Real Estate Funds, may be in competition with Wells REIT in connection with property acquisitions or for tenants in similar geographic markets. The compensation arrangements with Wells REIT’s Advisor and its affiliates could influence the Advisor’s and its affiliates’ advice to Wells REIT.

Additionally, certain members of the board of Wells REIT also serve on the board of another REIT sponsored by the Advisor and will encounter certain conflicts of interest regarding investment and operating decisions.

11.	Operating Leases

Virtually all of Wells REIT’s real estate assets are leased to tenants under operating leases for which the terms and expirations vary. The leases frequently have provisions to extend the lease agreement, options for early termination after paying a specified penalty, and other terms and conditions as negotiated. Wells REIT retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Amounts required as security deposits vary depending upon the terms of the respective leases and the creditworthiness of the tenant, but generally are not significant amounts. Therefore exposure to credit risk is limited to the extent that the receivables exceed this amount. Security deposits related to tenant leases are included in accounts payable and accrued expenses in the consolidated balance sheets.

The future minimum rental income from Wells REIT’s investment in real estate assets under non-cancelable operating leases, excluding properties under development, at December 31, 2003 is as follows (in thousands):

Year ending December 31:	Amount
2004	$425,592
2005	427,649
2006	415,120
2007	404,511
2008	384,689
Thereafter	1,395,268

Total	$3,452,829

12.	Quarterly Results (UNAUDITED)

Presented below is a summary of the unaudited quarterly financial information for the years ended December 31, 2003 and 2002, in thousands, except per share data:

	2003 Quarters Ended
	March 31	June 30	September 30	December 31
Revenues	$65,359	$87,718	$107,588	$124,291
Net income	$24,364	$27,985	$33,820	$34,516
Basic and diluted earnings per share (a)	$0.10	$0.10	$0.10	$0.08
Dividends per share (a)	$0.18	$0.18	$0.18	$0.18

	2002 Quarters Ended
	March 31	June 30	September 30	December 31
Revenues	$23,608	$29,402	$34,913	$51,705
Net income	$10,780	$13,756	$15,285	$20,033
Basic and diluted earnings per share (a)	$0.11	$0.11	$0.09	$0.10
Dividends per share (a)	$0.19	$0.19	$0.19	$0.18

(a)	The totals of the four quarterly amounts for the years ended December 31, 2003, and 2002, do not equal the totals for the years then ended. This difference results from rounding differences between quarters.

13.	Economic Dependency

Wells REIT has engaged Wells Management and the Advisor to provide asset management services and supervise the management and leasing of properties owned by Wells REIT as well as other administrative responsibilities for Wells REIT including accounting services and investor relations. As a result of the above relationships, Wells REIT is dependent upon Wells Management, the Advisor and other affiliates of the Advisor to provide certain services which are essential to Wells REIT including certain asset management and property management services, asset acquisition and disposition decisions and other general administrative responsibilities under agreements some of which have terms of one year or less. In the event that these companies were unable to provide Wells REIT with the respective services, Wells REIT would be required to find alternative providers of these services.

Wells REIT is dependent upon the ability of its current tenants to pay their contractual rent amounts as the rents become due. The inability of a tenant to pay future rental amounts would have a negative impact on the results of operations of Wells REIT. As of December 31, 2003, no tenant represents more than 10% of the future rental income under non-cancelable leases or 10% of the current year rent revenues. Wells REIT is not aware of any reason that its current tenants would not be able to pay their contractual rental amounts as they become due that would result in a material impact on the results of operations of Wells REIT.

14.	Subsequent Events

Sale of Shares of Common Stock

From January 1, 2004 through February 18, 2004, Wells REIT raised approximately $10.0 million through the issuance of approximately 1.0 million shares of common stock, all relating to requests for transfer of assets received prior to November 21, 2003. Unless a subsequent offering is initiated no additional shares will be issued by Wells REIT, except under the dividend reinvestment plan.

Redemptions of Common Stock

From January 1, 2004 through February 18, 2004, Wells REIT has redeemed approximately 3.5 million shares of common stock at an aggregate cost of approximately $35.1 million pursuant to the Wells REIT share redemption program, of the $97.2 million allowed under the program during the year ending December 31, 2004.

Property Acquisitions

From the period from January 1, 2004 to February 18, 2004, Wells REIT purchased two properties (1414 Massachusetts Avenue Cambridge Building and the Russell Tacoma Building) totaling approximately 303,000 rentable square feet, in separate transactions for a combined purchase price of approximately $94.1 million, plus closing costs. Both properties were under contract as of December 31, 2003.

Repayment of Borrowings

On January 31, 2004 and February 2, 2004, Wells REIT repaid the $112.3 million note payable and $90.0 million note payable, respectively, by increasing the borrowings under the existing line of credit.

Wells Real Estate Investment Trust, Inc.

Schedule III – Real Estate Assets and Accumulated Depreciation

December 31, 2003

(in thousands)

Description	Location	Ownership Percentage	Encumbrances		Initial Cost			Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2003			Accumulated Depreciation	Date of Construc- tion	Date Acquired	Life on which Depreciation is Computed (i)
					Land	Buildings and Improve- ments	Total		Land	Buildings and Improve- ments	Total
EISENHOWER BLVD	Tampa, FL	100		(a)	1,460	19,839	21,299	2,337	2,544	21,092	23,636	4,131	1998	12/31/1998	0 to 25 years
AT&T PENNSYLVANIA	Harrisburg, PA	100	None		662	11,836	12,498	717	690	12,525	13,215	2,405	1998	2/4/1999	0 to 25 years
MATSUSHITA	Lake Forest, CA	100	None		4,577	0	4,577	13,965	4,768	13,774	18,542	4,110	1999	3/15/1999	0 to 25 years
ALSTOM POWER RICHMOND	Midlothian, VA	100		(a)	948	0	948	9,963	988	9,923	10,911	2,162	1999	7/22/1999	0 to 25 years
VIDEOJET TECHNOLOGY	Wood Dale, IL	100	None		5,000	28,162	33,162	1,381	5,208	29,335	34,543	5,085	1991	9/10/1999	0 to 25 years
CINEMARK	Plano, TX	100		(a)	1,456	20,377	21,833	908	1,517	21,224	22,741	3,467	1999	12/21/1999	0 to 25 years
METRIS TULSA	Tulsa, OK	100	None		1,150	11,570	12,720	541	1,198	12,063	13,261	1,887	2000	2/11/2000	0 to 25 years
DIAL	Scottsdale, AZ	100		(a)	3,500	10,785	14,285	602	3,646	11,241	14,887	1,721	1997	3/29/2000	0 to 25 years
ASML	Tempe, AZ	100		(a)(j)	0	17,393	17,393	731	0	18,124	18,124	2,765	1995	3/29/2000	0 to 25 years
MOTOROLA TEMPE	Tempe, AZ	100		(j)	0	16,036	16,036	679	0	16,715	16,715	2,555	1998	3/29/2000	0 to 25 years
AVNET	Tempe, AZ	100		(a)(j)	0	13,272	13,272	551	0	13,823	13,823	1,974	2000	6/12/2000	0 to 25 years
DELPHI	Troy, MI	100	None		2,160	16,776	18,936	1,811	2,250	18,497	20,747	2,949	2000	6/29/2000	0 to 25 years
MOTOROLA PLAINFIELD	South Plainfield, NJ	100	None		9,653	20,495	30,148	5,857	10,055	25,950	36,005	4,504	2000	11/1/2000	0 to 25 years
STONE & WEBSTER	Houston, TX	100	None		7,100	37,915	45,015	1,962	7,396	39,581	46,977	4,841	1994	12/21/2000	0 to 25 years
METRIS MINNESOTA	Minnetonka, MN	100	None		7,700	45,154	52,854	2,209	8,021	47,042	55,063	5,764	2000	12/21/2000	0 to 25 years
STATE STREET	Quincy, MA	100	None		11,042	40,666	51,708	2,480	11,042	43,146	54,188	4,293	1990	7/30/2001	0 to 25 years
IKON	Houston, TX	100		(b)	2,847	18,793	21,640	0	2,847	18,793	21,640	1,754	2000	9/7/2001	0 to 25 years
NISSAN	Irving, TX	100	None		5,546	0	5,546	32,973	5,795	32,724	38,519	1,091	2002	9/19/2001	0 to 25 years
INGRAM MICRO	Millington, TN	100	22,000	(c)	333	21,590	21,923	0	333	21,590	21,923	2,020	1997	9/26/2001	0 to 25 years
LUCENT	Cary, NC	100	None		7,276	11,485	18,760	0	7,276	11,485	18,760	1,072	2000	9/28/2001	0 to 25 years
CONVERGYS	Tamarac, FL	100	None		3,642	10,404	14,047	0	3,642	10,404	14,047	867	2001	12/21/2001	0 to 25 years
WINDY POINT I	Schaumburg, IL	100	None		4,537	31,847	36,384	0	4,537	31,847	36,384	2,650	1999	12/31/2001	0 to 25 years
WINDY POINT II	Schaumburg, IL	100	None		3,746	55,026	58,772	0	3,746	55,026	58,772	4,583	2001	12/31/2001	0 to 25 years
VERTEX SARASOTA	Sarasota, FL	100	None		1,767	20,533	22,301	454	2,203	20,551	22,755	1,643	1999	1/11/2002	0 to 25 years
TRANSOCEAN HOUSTON	Houston, TX	100	None		879	22,049	22,928	0	879	22,049	22,928	1,618	1999	3/15/2002	0 to 25 years
NOVARTIS ATLANTA	Duluth, GA	100		(a)	2,080	13,572	15,653	0	2,080	13,572	15,653	995	2001	3/28/2002	0 to 25 years
DANA DETROIT	Farmington Hills, MI	100	None		2,298	22,583	24,881	3	2,298	22,586	24,884	1,656	1999	3/29/2002	0 to 25 years
DANA KALAMAZOO	Kalamazoo, MI	100	None		1,002	18,250	19,253	3	1,002	18,253	19,256	1,387	1999	3/29/002	0 to 25 years
TRAVELERS EXPRESS DENVER	Lakewood, CO	100	None		1,548	9,446	10,993	0	1,548	9,446	10,993	661	2002	4/10/2002	0 to 25 years
AGILENT ATLANTA	Alpharetta, GA	100		(a)	1,561	14,207	15,768	0	1,561	14,207	15,768	995	2001	4/18/2002	0 to 25 years
BELLSOUTH FT. LAUDERDALE	Ft. Lauderdale, FL	100		(j)	0	7,172	7,172	0	0	7,172	7,172	502	2001	4/18/2002	0 to 25 years
EXPERIAN/TRW	Allen, TX	100		(b)	4,163	32,985	37,147	0	4,163	32,985	37,147	2,199	1982	5/1/2002	0 to 25 years
AGILENT BOSTON	Boxborough, MA	100	None		3,642	29,497	33,140	3,378	3,642	32,875	36,518	2,324	2002	5/3/2002	0 to 25 years
TRW DENVER	Aurora, CO	100	None		1,397	20,568	21,964	0	1,397	20,568	21,964	2,627	1997	5/29/2002	0 to 25 years

Wells Real Estate Investment Trust, Inc.

Schedule III – Real Estate Assets and Accumulated Depreciation

December 31, 2003

(in thousands)

Description	Location	Ownership Percentage	Encumbrances		Initial Cost			Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2003			Accumulated Depreciation	Date of Construc- tion	Date Acquired	Life on which Depreciation is Computed (i)
					Land	Buildings and Improve- ments	Total		Land	Buildings and Improve- ments	Total
MFS PHOENIX	Phoenix, AZ	100	None		2,602	24,333	26,935	0	2,602	24,333	26,935	1,541	2001	6/4/2002	0 to 25 years
ISS ATLANTA	Atlanta, GA	100	32,500	(d)	2,810	39,614	42,424	0	2,810	39,614	42,424	2,377	2001	7/1/2002	0 to 25 years
PACIFICARE SAN ANTONIO	San Antonio, TX	100	None		2,550	12,738	15,288	0	2,550	12,738	15,288	764	2000	7/12/2002	0 to 25 years
KERR MCGEE	Houston, TX	100	None		1,738	0	1,738	12,231	2,205	11,764	13,969	274	2003	7/29/2002	0 to 25 years
BMG DIRECT GREENVILLE	Duncan, SC	100	None		1,002	15,709	16,711	9	1,002	15,718	16,720	943	1987	7/31/2002	0 to 25 years
BMG MUSIC GREENVILLE	Duncan, SC	100	None		663	10,914	11,577	0	663	10,914	11,577	645	1987	7/31/2002	0 to 25 years
KRAFT ATLANTA	Suwanee, GA	100		(b)	2,810	9,341	12,151	0	2,810	9,341	12,151	529	2001	7/31/2002	0 to 25 years
NOKIA DALLAS I	Irving, TX	100	None		3,157	38,447	41,604	4	3,157	38,451	41,608	2,179	1999	8/15/2002	0 to 25 years
NOKIA DALLAS II	Irving, TX	100	None		3,157	38,447	41,604	4	3,157	38,451	41,608	2,179	1999	8/15/2002	0 to 25 years
NOKIA DALLAS III	Irving, TX	100	None		3,157	38,447	41,604	4	3,157	38,451	41,608	2,179	1999	8/15/2002	0 to 25 years
HARCOURT AUSTIN	Austin, TX	100	None		6,098	34,492	40,591	0	6,098	34,492	40,591	1,955	2001	8/15/2002	0 to 25 years
AMERICREDIT PHOENIX	Chandler, AZ	100	None		2,632	0	2,632	22,378	2,779	22,231	25,010	667	2003	9/12/2002	0 to 25 years
IRS LONG ISLAND	Holtsville, NY	100	None		4,375	48,213	52,587	526	4,376	48,737	53,113	4,105	2000	9/16/2002	0 to 25 years
KEYBANK PARSIPPANY	Parsippany, NJ	100	None		9,054	96,722	105,776	20	9,054	96,743	105,796	5,160	1985	9/27/2002	0 to 25 years
FEDEX COLORADO SPRINGS	Colorado Springs, CO	100	None		2,185	24,964	27,149	5	2,185	24,969	27,154	1,332	2001	9/27/2002	0 to 25 years
EDS DES MOINES	Des Moines, IA	100	None		885	26,774	27,659	0	885	26,774	27,659	1,428	2002	9/27/2002	0 to 25 years
INTUIT DALLAS	Plano, TX	100	None		3,153	24,602	27,755	4	3,153	24,606	27,759	1,312	2001	9/27/2002	0 to 25 years
ALLSTATE INDIANAPOLIS	Indianapolis, IN	100	None		1,327	10,071	11,398	0	1,327	10,071	11,398	537	2001	9/27/2002	0 to 25 years
DAIMLER CHRYSLER DALLAS	Westlake, TX	100	None		2,689	23,494	26,183	0	2,689	23,494	26,183	1,253	2001	9/30/2002	0 to 25 years
NASA	Washington, DC	100	None		52,711	202,702	255,412	2,203	52,711	204,904	257,615	9,386	1991	11/22/2002	0 to 25 years
OCC	Washington, DC	100	None		29,765	104,815	134,580	1,277	30,562	105,295	135,857	4,881	1991	11/22/2002	0 to 25 years
CATERPILLAR NASHVILLE	Nashville, TN	100	None		4,908	59,010	63,918	2,408	5,101	61,226	66,326	2,826	2000	11/26/2002	0 to 25 years
CAPITAL ONE RICHMOND I	Glen Allen, VA	100	None		460	8,342	8,802	188	479	8,511	8,990	413	1999	11/26/2002	0 to 25 years
CAPITAL ONE RICHMOND II	Glen Allen, VA	100	None		1,305	8,620	9,925	540	1,358	9,107	10,465	524	1999	11/26/2002	0 to 25 years
CAPITAL ONE RICHMOND III	Glen Allen, VA	100	None		1,090	8,838	9,928	446	1,135	9,240	10,374	453	1999	11/26/2002	0 to 25 years
NESTLE LOS ANGELES	Glendale, CA	100	90,000		23,605	136,284	159,889	34	23,608	136,316	159,923	5,908	1990	12/20/2002	0 to 25 years
EASTPOINT INDIANAPOLIS	Mayfield Heights, OH	100	None		2,720	20,263	22,983	1,801	2,720	22,065	24,784	943	2000	1/9/2003	0 to 25 years
150 WEST JEFFERSON	Detroit, MI	100	None		9,759	88,364	98,123	1,238	9,759	89,602	99,360	3,070	1989	3/31/2003	0 to 25 years
CITICORP ENGLEWOOD CLIFFS, NJ	Englewood Cliffs, NJ	100	None		10,424	61,319	71,744	2,045	10,803	62,986	73,789	1,890	1953	4/30/2003	0 to 25 years
US BANCORP MINNEAPOLIS	Minneapolis, MN	100	None		11,138	175,628	186,766	326	11,138	175,954	187,092	4,696	2000	5/1/2003	0 to 25 years
AON CENTER CHICAGO	Chicago, IL	100	112,347		23,267	472,489	495,756	15,620	23,966	487,411	511,376	13,275	1972	5/9/2003	0 to 25 years
GMAC DETROIT	Auburn Hills, MI	100	None		1,978	16,570	18,548	0	1,978	16,570	18,548	442	2001	5/9/2003	0 to 25 years
IBM RESTON I	Reston, VA	100	None		2,711	17,890	20,601	6	2,711	17,896	20,608	551	1985	6/27/2003	0 to 25 years
TELLABS RESTON	Reston, VA	100	None		1,218	8,038	9,256	4	1,218	8,041	9,260	323	1984	6/27/2003	0 to 25 years

Wells Real Estate Investment Trust, Inc.

Schedule III – Real Estate Assets and Accumulated Depreciation

December 31, 2003

(in thousands)

Description	Location	Ownership Percentage	Encumbrances		Initial Cost			Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2003			Accumulated Depreciation	Date of Construc- tion	Date Acquired	Life on which Depreciation is Computed (i)
					Land	Buildings and Improve- ments	Total		Land	Buildings and Improve- ments	Total
ISS ATLANTA III	Atlanta, GA	100	10,000	(e)	989	7,830	8,819	0	989	7,830	8,819	173	2003	7/1/2003	0 to 25 years
LOCKHEED MARTIN ROCKVILLE I	Rockville, MD	100	None		3,019	21,984	25,002	21	3,019	22,005	25,024	706	1985	7/30/2003	0 to 25 years
LOCKHEED MARTIN ROCKVILLE II	Rockville, MD	100	None		3,019	21,984	25,002	0	3,019	21,984	25,002	706	1985	7/30/2003	0 to 25 years
CINGULAR ATLANTA	Atlanta, GA	100	None		6,662	69,031	75,693	105	6,662	69,136	75,798	2,313	2000	8/1/2003	0 to 25 years
AVENTIS NORTHERN NEW JERSEY	Bridgewater, NJ	100	None		8,182	84,160	92,342	1,760	8,328	85,775	94,103	2,225	2002	8/14/2003	0 to 25 years
APPLERA PASADENA	Pasadena, CA	100	None		6,495	30,265	36,760	49	6,495	30,314	36,810	890	2001	8/22/2003	0 to 25 years
CONTINENTAL CASUALTY ORANGE COUNTY	Brea, CA	100	None		7,110	15,600	22,710	0	7,110	15,600	22,710	351	2003	8/29/2003	0 to 25 years
POLO RALPH LAUREN NEWARK	Lyndhurst, NJ	100	None		6,974	38,714	45,689	0	6,974	38,714	45,689	1,170	1986	9/5/2003	0 to 25 years
1901 MAIN STREET IRVINE	Irvine, CA	100	None		6,246	36,455	42,700	0	6,246	36,455	42,700	755	2001	9/17/2003	0 to 25 years
IBM RHIEN PORTLAND	Beaverton, OR	100	None		1,015	6,425	7,440	0	1,015	6,425	7,440	82	1988	10/9/2003	0 to 25 years
IBM DESCHUTES PORTLAND	Beaverton, OR	100	None		1,072	6,361	7,433	0	1,072	6,361	7,433	92	1989	10/9/2003	0 to 25 years
IBM WILLIAMETTE PORTLAND	Beaverton, OR	100	None		1,085	6,211	7,296	0	1,085	6,211	7,296	107	1990	10/9/2003	0 to 25 years
1345 BURLINGTON DRIVE PORTLAND	Beaverton, OR	100	None		1,546	7,630	9,176	0	1,546	7,630	9,176	76	1999	10/9/2003	0 to 25 years
15757 JAY STREET PORTLAND	Beaverton, OR	100	None		499	427	925	0	499	427	925	4	1979	10/9/2003	0 to 25 years
IBM PORTLAND LAND PARCELS	Beaverton, OR	100	None		5,522	0	5,522	0	5,522	0	5,522	0	N/A	10/9/2003	0 to 25 years
LEO BURNETT CHICAGO (f)	Chicago, Il	95	120,000		54,949	218,757	273,706	375	55,116	218,965	274,081	3,147	1989	11/6/2003	0 to 25 years
4250 N FAIRFAX ARLINGTON	Arlington, VA	100	None		13,636	70,918	84,554	0	13,636	70,918	84,554	482	1998	11/19/2003	0 to 25 years
400 VIRGINIA AVENUE	Washington, DC	100	None		22,146	49,739	71,886	0	22,146	49,739	71,886	417	1985	11/19/2003	0 to 25 years
US PARK SERVICE (g)	Washington, DC	50	67,561		31,985	63,140	95,124	939	31,985	64,078	96,063	450	2001	11/19/2003	0 to 25 years
1225 EYE STREET (h)	Washington, DC	50	47,607		21,959	47,601	69,560	547	21,959	48,148	70,107	369	1985	11/19/2003	0 to 25 years
BOEING SEATTLE	Issaquah, WA	100	None		4,351	25,899	30,250	0	4,351	25,899	30,250	56	2001	12/10/2003	0 to 25 years
BANK OF AMERICA ORANGE COUNTY	Brea, CA	100	None		9,785	82,945	92,730	0	15,302	77,428	92,730	176	1983	12/18/2003	0 to 25 years
1901 MARKET STREET PHILADELPHIA	Philadelphia, PA	100	160,000		13,584	132,671	146,255	0	20,829	125,426	146,255	418	1990	12/18/2003	0 to 25 years
60 BROAD STREET NEW YORK	New York, NY	100	None		32,522	168,986	201,508	0	60,708	140,800	201,508	393	1962	12/31/2003	0 to 25 years

Total - 100% REIT Properties					602,124	3,790,512	4,392,636	150,623	649,788	3,893,472	4,543,259	181,752

ALSTOM POWER KNOXVILLE	Knoxville, TN	4	None		583	744	1,327	6,745	608	7,464	8,072	2,656	1997	3/26/1997	0 to 25 years
AVAYA	Oklahoma City, OK	4	None		1,003	4,386	5,389	242	1,051	4,580	5,631	1,023	1998	6/24/1998	0 to 25 years
OHMEDA	Louisville, CO	4	None		2,614	7,762	10,376	528	2,747	8,158	10,904	1,931	1998	2/13/1998	0 to 25 years
INTERLOCKEN	Broomfield, CO	4	None		1,570	6,734	8,304	884	1,650	7,537	9,188	1,692	1996	3/20/1998	0 to 25 years
IOMEGA	Ogden, UT	4	None		597	4,675	5,272	876	642	5,506	6,148	1,183	1998	7/1/1998	0 to 25 years

Wells Real Estate Investment Trust, Inc.

Schedule III – Real Estate Assets and Accumulated Depreciation

December 31, 2003

(in thousands)

Description	Location	Ownership Percentage	Encumbrances	Initial Cost			Costs Capitalized Subsequent to Acquisition	Gross Amount at Which Carried at December 31, 2003			Accumulated Depreciation	Date of Construc- tion	Date Acquired	Life on which Depreciation is Computed (i)
				Land	Buildings and Improve- ments	Total		Land	Buildings and Improve- ments	Total
FAIRCHILD	Fremont, CA	78	None	2,130	6,853	8,983	374	2,219	7,138	9,357	1,570	1998	7/21/1998	0 to 25 years
EYBL CARTEX	Fountain Inn, SC	57	None	330	4,792	5,122	228	344	5,006	5,350	934	1998	5/18/1999	0 to 25 years
SPRINT	Leawood, KS	57	None	1,696	7,851	9,547	398	1,767	8,178	9,945	1,472	1998	7/2/1999	0 to 25 years
JOHNSON MATTHEY	Wayne, PA	57	None	1,925	6,131	8,056	336	2,005	6,387	8,392	1,128	1973	8/17/1999	0 to 25 years
GARTNER	Ft. Myers, FL	57	None	896	7,452	8,348	348	933	7,762	8,695	1,345	1998	9/20/1999	0 to 25 years
SIEMENS	Troy, MI	55	None	2,144	9,984	12,128	2,760	2,233	12,655	14,888	2,229	2000	5/10/2000	0 to 25 years
QUEST	Irvine, CA	16	None	2,108	5,121	7,229	594	2,221	5,602	7,823	1,571	1997	7/1/2000	0 to 25 years
AT&T OKLAHOMA	Oklahoma City, OK	55	None	2,100	13,233	15,333	640	2,188	13,786	15,973	1,700	1998	12/28/2000	0 to 25 years
COMDATA	Brentwood, TN	55	None	4,300	20,702	25,002	1,043	4,479	21,566	26,045	2,300	1986	5/15/2001	0 to 25 years
AMERICREDIT	Orange Park, FL	72	None	1,610	10,931	12,541	522	1,677	11,386	13,063	1,139	2001	7/16/2001	0 to 25 years
ADIC	Parker, CO	72	None	1,954	11,216	13,170	542	2,048	11,664	13,712	971	2001	12/21/2001	0 to 25 years
JOHN WILEY INDIANAPOLIS	Fishers, IN	72	None	1,300	15,042	16,342	1,897	1,354	16,886	18,239	830	1999	12/12/2002	0 to 25 years
AIU CHICAGO	Hoffman Estate, IL	72	None	600	22,682	23,282	1,083	624	23,741	24,365	510	1999	9/19/2003	0 to 25 years

Total – JV Properties				29,459	166,291	195,750	20,042	30,789	185,003	215,792	26,186
Total - All Properties				631,583	3,956,803	4,588,386	170,665	680,577	4,078,474	4,759,051	207,938

(a)	These properties collateralize the $98.1 million SouthTrust Bank line of credit that accrues interest at LIBOR plus 175 basis points (2.87% at December 31,2003) $0 was outstanding as of 12/31/2003.
(b)	These properties collateralize the $50 million Bank of America line of credit that accrues interest at LIBOR plus 175 basis points (2.87% at December 31,2003) $0 was outstanding as of 12/31/2003.
(c)	As a result of the acquisition of Ingram Micro, Wells REIT I acquired investments in bonds and certain obligations under capital leases in the amount of $22.0 million.
(d)	As a result of the acquisition of ISS Atlanta, Wells REIT I acquired investments in bonds and certain obligations under capital leases in the amount of $32.5 million.
(e)	As a result of the acquisition of ISS Atlanta III, Wells REIT I acquired investments in bonds and certain obligations under capital leases in the amount of $10.0 million.
(f)	Wells REIT I acquired an approximate 94.5% interest in the Leo Burnett Chicago Building through two joint ventures. As the general partner, Wells REIT is deemed to have Control of the partnerships and, as such, consolidates the joint venture.
(g)	Wells REIT I purchased all of the membership interest in 1201 Equity, LLC, which own a 49.5% membership interest in 1201 Eye Street, N.W. Associates, which owns the US Park Service Building. As a result of its ownership of 1201 Equity, LLC, Wells owns an approximate 49.5% in the US Park Service. As the controlling member, Wells REIT I is deemed to have control of the entities and, as such, consolidates the joint venture.
(h)	Wells REIT I purchased all of the membership interest in 1225 Equity, LLC, which own a 49.5% membership interest in 1225 Eye Street, N.W. Associates, which owns the 1225 Eye Street Building. As a result of its ownership of 1225 Equity, LLC, Wells owns an approximate 49.5% in the 1225 Eye Street Building. As the controlling member, Wells REIT I is deemed to have control of the entities and, as such consolidates the joint ventures.
(i)	Wells REIT I assets are depreciated or amortized using the straight-lines method over the useful lives of the assets by class. Generally, Tenant improvements and lease intangibles are amortized over the respective lease term, Building Improvements are depreciated over 10-25 years, Land Improvements are depreciated over 20-25 years and Buildings are depreciated over 25 years.
(j)	Property is owned subject to a long-term ground lease.

Wells Real Estate Investment Trust, Inc.

Schedule III – Real Estate Assets and Accumulated Depreciation

December 31, 2003

(in thousands)

	Cost	Accumulated Depreciation
Balance at December 31, 2000	$473,568	$16,964
2001 Additions	294,740	20,821

Balance at December 31, 2001	768,308	37,785
2002 Additions	1,497,206	45,290

Balance at December 31, 2002	2,265,514	83,075
2003 Additions	2,500,389 (6,852)	125,778 (915)

Balance at December 31, 2003	$4,759,051	$207,938

PRIOR PERFORMANCE TABLES

The following Prior Performance Tables (Tables) provide information relating to real estate investment programs sponsored by Wells Capital, Inc., our advisor, and its affiliates (Wells Public Programs) which have investment objectives similar to Wells Real Estate Investment Trust, Inc. (Wells REIT). Except for the Wells REIT, all of the Wells Public Programs have used capital, and no acquisition indebtedness, to acquire their properties.

Prospective investors should read these Tables carefully together with the summary information concerning the Wells Public Programs as set forth in the “Prior Performance Summary” section of this prospectus.

Investors in the Wells REIT will not own any interest in the other Wells Public Programs and should not assume that they will experience returns, if any, comparable to those experienced by investors in other Wells Public Programs.

Our advisor is responsible for the acquisition, operation, maintenance, and resale of the real estate properties for both the Wells REIT and other Wells Public Programs. The financial results of other Wells Public Programs, thus, may provide some indication of our advisor’s performance of its obligations during the periods covered. However, general economic conditions affecting the real estate industry and other factors contribute significantly to financial results.

The following tables are included herein:

Table I - Experience in Raising and Investing Funds (As a Percentage of Investment)

Table II - Compensation to Sponsor (in Dollars)

Table III - Annual Operating Results of Wells Public Programs

Table IV (Results of completed programs) has been omitted since none of the Wells Public Programs have been liquidated.

Table V - Sales or Disposals of Property

Additional information relating to the acquisition of properties by the Wells Public Programs is contained in Table VI, which is included in Part II of the registration statement which the Wells REIT has filed with the Securities and Exchange Commission. Copies of any or all information will be provided to prospective investors at no charge upon request.

The following are definitions of certain terms used in the Tables:

“Acquisition Fees” shall mean fees and commissions paid by a Wells Public Program in connection with its purchase or development of a property, except development fees paid to a person not affiliated with the Wells Public Program or with a general partner or advisor of the Wells Public Program in connection with the actual development of a project after acquisition of the land by the Wells Public Program.

“Organization Expenses” shall include legal fees, accounting fees, securities filing fees, printing and reproduction expenses and fees paid to the sponsor in connection with the planning and formation of the Wells Public Program.

“Underwriting Fees” shall include selling commissions and wholesaling fees paid to broker-dealers for services provided by the broker-dealers during the offering.

TABLE I

EXPERIENCE IN RAISING AND INVESTING FUNDS

(UNAUDITED)

This Table provides a summary of the experience of the sponsors of Wells Public Programs for which offerings have been completed since December 31, 2000. Information is provided with regard to the manner in which the proceeds of the offerings have been applied. Also set forth is information pertaining to the timing and length of these offerings and the time period over which the proceeds have been invested in the properties. All figures are as of December 31, 2003.

	Wells Real Estate Fund XII, L.P.		Wells Real Estate Fund XIII, L.P.		Wells Real Estate Investment Trust, Inc.
Dollar Amount Raised	$35,611,192	(3)	$37,751,487	(4)	$4,407,689,325	(5)

Percentage Amount Raised	100	%(3)	100	%(4)	100	%(5)
Less Offering Expenses
Underwriting Fees	9.5%		9.5%			9.5%
Organizational Expenses	3.0%		3.0%			1.3%
Reserves(1)	0.0%		0.0%			0.0%

Percent Available for Investment	87.5%		87.5%			89.2%
Acquisition and Development Costs
Prepaid Items and Fees related to Purchase of Property	0.0%		0.0%			0.0%
Cash Down Payment	84.0%		84.0%			83.9%
Acquisition Fees(2)	3.5%		3.5%			3.5%
Development and Construction Costs	0.0%		0.0%			1.8%
Reserve for Payment of Indebtedness	0.0%		0.0%			0.0%
Total Acquisition and Development Cost	87.5%		87.5%			89.2%
Percent Leveraged	0.0%		0.0%			12.6%
Date Offering Began	03/22/99		03/29/01			(5)
Length of Offering	24 mo.		24 mo.			(5)
Months to Invest 90% of Amount Available for Investment (Measured from Beginning of Offering)	26 mo.		34 mo.			(5)
Number of Investors as of 12/31/03	1,355		1,389		117,783

(1)	Does not include general partner contributions held as part of reserves.
(2)	Includes acquisition fees, real estate commissions, general contractor fees and/or architectural fees paid to advisor or affiliates of the advisor.
(3)	Total dollar amount registered and available to be offered was $70,000,000. Wells Real Estate Fund XII, L.P. closed its offering on March 21, 2001, and the total dollar amount raised was $35,611,192.
(4)	Total dollar amount registered and available to be offered was $45,000,000. Wells Real Estate Fund XIII, L.P. closed its offering on March 28, 2003, and the total dollar amount raised was $37,751,487.
(5)	This amount includes only the Wells Real Estate Investment Trust, Inc.’s third and fourth offerings. The total dollar amount registered and available to be offered in the third offering was $1,350,000,000. Wells Real Estate Investment Trust, Inc. began its third offering on December 20, 2000 and closed its third offering on July 26, 2002. It took Wells Real Estate Investment Trust, Inc. 21 months to invest 90% of the amount available for investment in the third offering. The total dollar amount raised in its third offering was $1,282,976,862. Wells Real Estate Investment Trust, Inc. began its fourth offering on July 26, 2002 and closed its fourth offering on December 11, 2003 (exclusive of (1) shares available for sale to our current stockholders under the dividend reinvestment plan, and (2) shares reserved to complete requests for transfer of asset transactions which were received on or before November 21, 2003. The issuance of shares pursuant to our dividend reinvestment plan will continue until the earlier of the issuance of all shares remaining under the fourth offering or July 25, 2004). It took Wells Real Estate Investment Trust, Inc. 18 months to invest 90% of the amount available for investment in the fourth offering. The total dollar amount raised in its fourth offering was $3,124,712,463.

TABLE II

COMPENSATION TO SPONSOR

(UNAUDITED)

The following sets forth the compensation received by Wells Capital, Inc., our advisor, and its affiliates, including compensation paid out of offering proceeds and compensation paid in connection with the ongoing operations of Wells Public Programs having similar or identical investment objectives the offerings of which have been completed since December 31, 2000. All figures are as of December 31, 2003.

	Wells Real Estate Fund XII, L.P.	Wells Real Estate Fund XIII, L.P.	Wells Real Estate Investment Trust, Inc.(1)	Other Public Programs(2)
Date Offering Commenced	03/22/99	03/29/01	12/20/00	—
Dollar Amount Raised	$35,611,192	$37,751,487	$4,407,689,325	$284,902,808
Amount paid to Sponsor from Proceeds of Offering:
Underwriting Fees(3)	$362,416	$313,002	$44,076,893	$1,646,381
Acquisition Fees
Real Estate Commissions	—	—	—	—
Acquisition and Advisory Fees(4)	$1,246,392	$1,293,207	$154,269,126	$13,223,204
Dollar Amount of Cash Generated from Operations Before Deducting Payments to Sponsor(5)	$7,555,068	$2,354,356	$269,517,920	$53,139,579
Amount Paid to Sponsor from Operations:
Property Management Fee	$211,699	$113,619	$6,208,440	$2,159,987
Partnership Management Fee	—	—	—	—
Reimbursements	$250,733	$251,416	$5,429,734	$3,800,191
Leasing Commissions	$211,699	$113,619	$6,208,440	$2,159,987
General Partner Distributions	—	—	—	—
Other	—	—	—	—
Dollar Amount of Property Sales and Refinancing Payments to Sponsors:
Cash	—	—	—	—
Notes	—	—	—	—
Amount Paid to Sponsor from Property Sales and Refinancing:
Real Estate Commissions	—	—	—	—
Incentive Fees	—	—	—	—
Other	—	—	—	—

(1)	This amount includes only the Wells Real Estate Investment Trust, Inc.’s third and fourth offerings. The total dollar amount registered and available to be offered in the third offering was $1,350,000,000. Wells Real Estate Investment Trust, Inc. began its third offering on December 20, 2000 and closed its third offering on July 26, 2002. It took Wells Real Estate Investment Trust, Inc. 21 months to invest 90% of the amount available for investment in the third offering. The total dollar amount raised in its third offering was $1,282,976,862. Wells Real Estate Investment Trust, Inc. began its fourth offering on July 26, 2002 and closed its fourth offering on December 11, 2003 (exclusive of (1) shares available for sale to our current stockholders under the dividend reinvestment plan, and (2) shares reserved to complete requests for transfer of asset transactions which were received on or before November 21, 2003. The issuance of shares pursuant to our dividend reinvestment plan will continue until the earlier of the issuance of all shares remaining under the fourth offering or July 25, 2004). It took Wells Real Estate Investment Trust, Inc. 18 months to invest 90% of the amount available for investment in the fourth offering. The total dollar amount raised in its fourth offering was $3,124,712,463.
(2)	Includes compensation paid to the general partners from Wells Real Estate Fund I, Wells Real Estate Fund II, Wells Real Estate Fund II-OW, Wells Real Estate Fund III, L.P., Wells Real Estate Fund IV, L.P., Wells Real Estate Fund V, L.P., Wells Real Estate Fund VI, L.P., Wells Real Estate Fund VII, L.P., Wells Real Estate Fund VIII, L.P., Wells Real Estate Fund IX, L.P., Wells Real Estate Fund X, L.P. and Wells Real Estate Fund XI, L.P. for the last three years. In addition to the amounts shown, affiliates of the general partners of Wells Real Estate Fund I are entitled to certain property management and leasing fees but have elected to defer the payment of such fees until a later year on properties owned by Wells Real Estate Fund I. As of December 31, 2003, the aggregate amount of such deferred fees totaled $2,816,703.
(3)	Includes net underwriting compensation and commissions paid to Wells Investment Securities, Inc. in connection with the offering which was not reallowed to participating broker-dealers.
(4)	Fees paid to the general partners or their affiliates for acquisition and advisory services in connection with the review and evaluation of potential real property acquisitions.
(5)	Includes $417,968 in net cash used in operating activities and $7,298,905 in payments to sponsor for Wells Real Estate Fund XII, L.P.; $45,102 in net cash used in operating activities and $1,920,803 in payments to sponsor for Wells Real Estate Fund XIII, L.P.; $251,671,306 in net cash provided by operating activities and $17,846,614 in payments to sponsor for Wells Real Estate Investment Trust, Inc.; and $1,635,190 in net cash used in operating activities and $46,654,602 in payments to sponsor for other public programs.

TABLE III

(UNAUDITED)

The following Tables set forth operating results of Wells Public Programs the offerings of which have been completed since December 31, 1998. The information relates only to public programs with investment objectives similar to those of Wells Real Estate Investment Trust, Inc. All figures are as of December 31 of the year indicated.

OPERATING RESULTS OF PRIOR PROGRAMS

(UNAUDITED)

WELLS REAL ESTATE FUND XI, L.P.

	2003	2002	2001	2000	1999	1998
Gross Revenues(1)	$559,864	$839,691	$960,676	$975,850	$766,586	$262,729
Profit on Sale of Properties	—	—	—	—	—	—
Less: Operating Expenses(2)	114,335	92,876	90,326	79,861	111,058	113,184
Depreciation and Amortization(3)	0	0	0	—	25,000	6,250

Net Income GAAP Basis(4)	$445,529	$746,815	$870,350	$895,989	$630,528	$143,295

Taxable Income: Operations	$562,793	$965,422	$1,038,394	$944,775	$704,108	$177,692

Cash Generated (Used By):
Operations	(111,469)	(105,148)	(128,985)	(72,925)	40,906	(50,858)
Joint Ventures	2,468,579	1,473,190	1,376,673	1,333,337	705,394	102,662

	$2,357,110	$1,368,042	$1,247,688	$1,260,412	$746,300	$51,804
Less Cash Distributions to Investors:
Operating Cash Flow	1,085,448	1,294,485	1,247,688	1,205,303	746,300	51,804
Return of Capital	—	—	4,809	—	49,761	48,070
Undistributed Cash Flow From Prior Year Operations	—	—	55,109	—	—	—

Cash Generated (Deficiency) after Cash Distributions	$1,271,662	$73,557	$(59,918)	$55,109	$(49,761)	$(48,070)

Special Items (not including sales and financing):
Source of Funds:
General Partner Contributions	—	—	—	—	—	—
Increase in Limited Partner Contributions	—	—	—	—	—	16,532,801

	$1,271,662	$73,557	$(59,918)	$55,109	$(49,761)	$16,484,731
Use of Funds:
Sales Commissions and Offering Expenses	—	—	—	—	214,609	1,779,661
Return of Original Limited Partner’s Investment	—	—	—	—	100	—
Property Acquisitions and Deferred Project Costs	—	—	—	—	9,005,979	5,412,870

Cash Generated (Deficiency) after Cash Distributions and Special Items	$1,271,662	$73,557	$(59,918)	$55,109	$(9,270,449)	$9,292,200

Net Income and Distributions Data per $1,000 Invested:
Net Income on GAAP Basis:
Ordinary Income (Loss)
- Operations Class A Units	72	91	101	103	77	50
- Operations Class B Units	(205)	(168)	(158)	(155)	(112)	(77)
Capital Gain (Loss)	—	—	—	—	—	—

Tax and Distributions Data per $1,000 Invested:
Federal Income Tax Results:
Ordinary Income (Loss)
- Operations Class A Units	73	93	100	97	71	18
- Operations Class B Units	(168)	(109)	(100)	(112)	(73)	(17)
Capital Gain (Loss)	—	—	—	—	—	—

	2003	2002	2001	2000	1999	1998
Cash Distributions to Investors:
Source (on GAAP Basis)
- Investment Income Class A Units	72	90	97	90	60	8
- Return of Capital Class A Units	—	4	—	—	—	—
- Return of Capital Class B Units	—	—	—	—	—	—
Source (on Cash Basis)
- Operations Class A Units	175	94	97	90	56	4
- Return of Capital Class A Units	—	—	—	—	4	4
- Operations Class B Units	—	—	—	—	—	—
Source (on a Priority Distribution Basis)(5)
- Investment Income Class A Units	58	75	75	69	46	6
- Return of Capital Class A Units	14	19	22	21	14	2
- Return of Capital Class B Units	—	—	—	—	—	—
Amount (in Percentage Terms) Remaining Invested in Program Properties at the end of the Last Year Reported in the Table	100%

(1)	Includes $142,163 in equity in earnings of joint ventures and $120,566 from investment of reserve funds in 1998; $607,579 in equity in earnings of joint ventures and $159,007 from investment of reserve funds in 1999; $967,900 in equity in earnings of joint ventures and $7,950 from investment of reserve funds in 2000; $959,631 in equity in earnings of joint ventures and $1,045 from investment of reserve funds in 2001; $837,509 in equity in earnings of joint ventures and $2,182 from investment of reserve funds in 2002; and $557,937 in equity in earnings of joint ventures and $1,927 from investment of reserve funds in 2003. As of December 31, 2003, the leasing status was 80% including developed property in initial lease up.
(2)	Includes partnership administrative expenses.
(3)	Included in equity in earnings of joint ventures in gross revenues is depreciation of $105,458 for 1998; $353,840 for 1999; $485,558 for 2000; $491,478 for 2001; $492,404 for 2002; and $554,083 for 2003.
(4)	In accordance with the partnership agreement, net income or loss, depreciation and amortization are allocated $254,862 to Class A Limited Partners, $(111,067) to Class B Limited Partners and $(500) to General Partners for 1998; $1,009,368 to Class A Limited Partners, $(378,840) to Class B Limited Partners and $0 to the General Partners for 1999; $1,381,547 to Class A Limited Partners, $(485,558) to Class B Limited Partners and $0 to General Partners for 2000; $1,361,828 to Class A Limited Partners, $(491,478) to Class B Limited Partners and $0 to the General Partners for 2001; $ 1,239,219 to Class A Limited Partners, $ (492,404) to Class B Limited Partners and $ 0 to the General Partners for 2002; and $999,612 to Class A Limited Partners, $(554,083) to Class B Limited Partners and $0 to the General Partners for 2003.
(5)	Pursuant to the terms of the partnership agreement, an amount equal to the cash distributions paid to Class A Limited Partners is payable as priority distributions out of the first available net proceeds from the sale of partnership properties to Class B Limited Partners. The amount of cash distributions paid per unit to Class A Limited Partners is shown as a return of capital to the extent of such priority distributions payable to Class B Limited Partners. As of December 31, 2003, the aggregate amount of such priority distributions payable to Class B Limited Partners totaled $1,245,525.

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

(UNAUDITED)

WELLS REAL ESTATE FUND XII, L.P.

	2003	2002	2001	2000	1999
Gross Revenues(1)	$1,634,528	$1,727,330	$1,661,194	$929,868	$160,379
Profit on Sale of Properties	—	—	—	—	—
Less: Operating Expenses(2)	183,756	179,436	105,776	73,640	37,562
Depreciation and Amortization(3)	0	0	0	0	0

Net Income GAAP Basis(4)	$1,450,772	$1,547,894	$1,555,418	$856,228	$122,817

Taxable Income: Operations	$1,825,945	$1,929,381	$1,850,674	$863,490	$130,108

Cash Generated (Used By):
Operations	(168,461)	(176,478)	(73,029)	247,244	3,783
Joint Ventures	2,673,330	2,824,519	2,036,837	737,266	61,485

	$2,504,869	$2,648,041	$1,963,808	$984,510	$65,268
Less Cash Distributions to Investors:
Operating Cash Flow	2,520,418	2,648,041	1,963,808	779,818	62,934
Return of Capital	—	—	—	—	—
Undistributed Cash Flow From Prior Year Operations	0	2,156	164,482	—	—

Cash Generated (Deficiency) after Cash Distributions	$(15,549)	$(2,156)	$(164,482)	$204,692	$2,334
Special Items (not including sales and financing):
Source of Funds:
General Partner Contributions	—	—	—	—	—
Increase in Limited Partner Contributions	—	—	10,625,431	15,617,575	9,368,186

	$(15,549)	$(2,156)	$10,460,949	$15,822,267	$9,370,520
Use of Funds:
Sales Commissions and Offering Expenses	—	—	1,338,556	1,952,197	1,171,024
Return of Original Limited Partner’s Investment	—	—	—	—	100
Property Acquisitions and Deferred Project Costs	—	—	9,298,085	16,246,485	5,615,262

Cash Generated (Deficiency) after Cash Distributions and Special Items	$(15,549)	$(2,156)	$(175,692)	$(2,376,415)	$2,584,134

Net Income and Distributions Data per $1,000 Invested:
Net Income on GAAP Basis:
Ordinary Income (Loss)
- Operations Class A Units	89	94	98	89	50
- Operations Class B Units	(163)	(151)	(131)	(92)	(56)
Capital Gain (Loss)	—	—	—	—	—

Tax and Distributions Data per $1,000 Invested:
Federal Income Tax Results:
Ordinary Income (Loss)
- Operations Class A Units	86	91	84	58	23
- Operations Class B Units	(97)	(95)	(74)	(38)	(25)
Capital Gain (Loss)	—	—	—	—	—

Cash Distributions to Investors:
Source (on GAAP Basis)
- Investment Income Class A Units	86	93	77	41	8
- Return of Capital Class A Units	—	—	—	—	—
- Return of Capital Class B Units	—	—	—	—	—
Source (on Cash Basis)
- Operations Class A Units	86	93	77	41	8
- Return of Capital Class A Units	—	—	—	—	—
- Operations Class B Units	—	—	—	—	—
Source (on a Priority Distribution Basis)(5)
- Investment Income Class A Units	67	70	55	13	6
- Return of Capital Class A Units	18	23	22	28	2
- Return of Capital Class B Units	—	—	—	—	—

Amount (in Percentage Terms) Remaining Invested in Program Properties at the end of the Last Year Reported in the Table	100%

(1)	Includes $124,542 in equity in earnings of joint ventures and $35,837 from investment of reserve funds in 1999; $664,401 in equity in earnings of joint ventures and $265,467 from investment of reserve funds in 2000; $1,577,523 in equity in earnings of joint ventures and $83,671 from investment of reserve funds in 2001; $1,726,553 in equity in earnings of joint ventures and $777 from investment of reserve funds in 2002; and $1,634,000 in equity in earnings of joint ventures and $528 from investment of reserve funds in 2003. As of December 31, 2003, the leasing status was 79% including developed property in initial lease up.
(2)	Includes partnership administrative expenses.
(3)	Included in equity in earnings of joint ventures in gross revenues is depreciation of $72,427 for 1999; $355,210 for 2000; $1,035,609 for 2001; $1,107,728 for 2002; and $1,112,820 for 2003.
(4)	In accordance with the partnership agreement, net income or loss, depreciation and amortization are allocated $195,244 to Class A Limited Partners, $(71,927) to Class B Limited Partners and $(500) to the General Partners for 1999; $1,209,438 to Class A Limited Partners, $(353,210) to Class B Limited Partners and $0 to General Partners for 2000; $2,591,027 to Class A Limited Partners, $(1,035,609) to Class B Limited Partners and $0 to the General Partners for 2001; $2,655,622 to Class A Limited Partners, $(1,107,728) to Class B Limited Partners, $ 0 to General Partners for 2002; and $2,563,592 to Class A Limited Partners, $(1,112,820) to Class B Limited Partners, $0 to General Partners for 2003.
(5)	Pursuant to the terms of the partnership agreement, an amount equal to the cash distributions paid to Class A Limited Partners is payable as priority distributions out of the first available net proceeds from the sale of partnership properties to Class B Limited Partners. The amount of cash distributions paid per unit to Class A Limited Partners is shown as a return of capital to the extent of such priority distributions payable to Class B Limited Partners. As of December 31, 2003, the aggregate amount of such priority distributions payable to Class B Limited Partners totaled $1,525,172.

TABLE III

OPERATING RESULTS OF PRIOR PROGRAMS

(UNAUDITED)

WELLS REAL ESTATE FUND XIII, L.P.

	2003	2002	2001
Gross Revenues(1)	$1,049,108	$621,381	$96,685
Profit on Sale of Properties	—	—	—
Less: Operating Expenses(2)	160,705	142,996	61,817
Depreciation and Amortization(3)	0	0	0

Net Income GAAP Basis(4)	$888,403	$478,385	$34,868

Taxable Income: Operations	$2,634,584	$514,584	$61,402

Cash Generated (Used By):
Operations	(118,986)	(7,821)	81,705
Joint Ventures	1,340,811	607,033	31,165

	$1,221,825	$599,212	$112,870
Less Cash Distributions to Investors:
Operating Cash Flow	1,299,992	620,711	—
Return of Capital	—	—	—
Undistributed Cash Flow From Prior Year Operations	—	—	—

Cash Generated (Deficiency) after Cash Distributions	$(78,167)	$(21,499)	$112,870

Special Items (not including sales and financing):
Source of Funds:
General Partner Contributions	—	—	—
Increase in Limited Partner Contributions	10,399,660	16,442,773	10,630,964

	$10,321,493	$16,421,274	$10,743,834
Use of Funds:
Sales Commissions and Offering Expenses	1,300,909	1,979,576	1,259,747
Return of Original Limited Partner’s Investment	—	—	100
Property Acquisitions and Deferred Project Costs	12,511,831	9,107,492	8,522,750

Cash Generated (Deficiency) after Cash Distributions and Special Items	$(3,491,247)	$5,334,206	$(961,237)

Net Income and Distributions Data per $1,000 Invested:
Net Income on GAAP Basis:
Ordinary Income (Loss)
- Operations Class A Units	56	52	20
- Operations Class B Units	(109)	(102)	(55)
Capital Gain (Loss)

Tax and Distributions Data per $1,000 Invested:
Federal Income Tax Results:
Ordinary Income (Loss)
- Operations Class A Units	61	46	20
- Operations Class B Units	(65)	(61)	(26)
Capital Gain (Loss)

Cash Distributions to Investors:
Source (on GAAP Basis)
- Investment Income Class A Units	50	52	0
- Return of Capital Class A Units	—	—	—
- Return of Capital Class B Units	—	—	—
Source (on Cash Basis)
- Operations Class A Units	50	52	0
- Return of Capital Class A Units	—	—	—
- Operations Class B Units	—	—	—
Source (on a Priority Distribution Basis)(5)
- Investment Income Class A Units	39	42	0
- Return of Capital Class A Units	11	11	0
- Return of Capital Class B Units	—	—	—
Amount (in Percentage Terms) Remaining Invested in Program Properties at the end of the Last Year Reported in the Table	100%

(1)	Includes $58,610 in equity in earnings of joint ventures and $38,075 from investment of reserve funds in 2001; $531,457 in equity in earnings of joint ventures and $89,924 from investment of reserve funds in 2002; and $931,683 in equity in earnings of joint ventures and $117,425 from investment of reserve funds in 2003. As of December 31, 2003, the leasing status was 99% including developed property in initial lease up.
(2)	Includes partnership administrative expenses.
(3)	Included in equity in earnings of joint ventures in gross revenues is depreciation of $48,925 for 2001; $317,466 for 2002; and $739,383 for 2003.
(4)	In accordance with the partnership agreement, net income or loss, depreciation and amortization are allocated $84,293 to Class A Limited Partners, $(48,925) to Class B Limited Partners and $0 to the General Partners for 2001; $795,851 to Class A Limited Partners, $(317,466) to Class B Limited Partners, $0 to General Partners for 2002; and $1,627,786 to Class A Limited Partners, $(739,383) to Class B Limited Partners, $0 to General Partners for 2003.
(5)	Pursuant to the terms of the partnership agreement, an amount equal to the cash distributions paid to Class A Limited Partners is payable as priority distributions out of the first available net proceeds from the sale of partnership properties to Class B Limited Partners. The amount of cash distributions paid per unit to Class A Limited Partners is shown as a return of capital to the extent of such priority distributions payable to Class B Limited Partners. As of December 31, 2003, the aggregate amount of such priority distributions payable to Class B Limited Partners totaled $162,848.

TABLE V

SALES OR DISPOSALS OF PROPERTIES

(UNAUDITED)

This Table sets forth sales or other disposals of properties by Wells Public Programs within the most recent three years. The information relates to only public programs with investment objectives similar to those of Wells Real Estate Investment Trust, Inc. All figures are as of December 31, 2003.

Property	Date Acquired	Date Of Sale	Cash Received Net Of Closing Costs	Selling Price, Net Of Closing Costs And GAAP Adjustments			Total	Original Mortgage Financing	Cost Of Properties Including Closing And Soft Costs		Excess (Deficiency) Of Property Operating Cash Receipts Over Cash Expenditures
				Mortgage Balance At Time Of Sale	Purchase Money Mortgage Taken Back By Program	Adjustments Resulting From Application Of GAAP			Total Acquisition Cost, Capital Improvement, Closing And Soft Costs[1]	Total
Crowe’s Crossing Shopping Center, DeKalb County, GA	12/31/86	01/11/01	$6,487,000	-0-	-0-	-0-	$6,487,000[2]	-0-	$9,255,594	$9,255,594	-0-

Cherokee Commons Shopping Center, Cherokee County, GA	10/30/87	10/01/01	$8,434,089	-0-	-0-	-0-	$8,434,089[3]	-0-	$10,450,555	$10,450,555	-0-

Greenville Center, Greenville, SC	6/20/90	9/30/02	$2,271,187	-0-	-0-	-0-	$2,271,187[4]	-0-	$4,297,901	$4,297,901	-0-

Tanglewood Commons Outparcel, Clemmens, NC	5/30/95	10/07/02	$524,398	-0-	-0-	-0-	$524,398[5]	-0-	$506,326	$506,326	-0-

Heritage Place, DeKalb County, GA	6/30/88	04/07/03	$3,207,708	-0-	-0-	-0-	$3,207,708[6]	-0-	$4,549,656	$4,549,656	-0-

Hartford Building, Southington, CT	12/29/93	08/12/03	$8,146,476	-0-	-0-	-0-	$8,146,476[7]	-0-	$7,687,520	$7,687,520	-0-

Cort Building, Fountain Valley, CA	09/01/98	09/11/03	$5,517,020	-0-	-0-	-0-	$5,517,020[8]	-0-	$6,851,616	$6,851,616	-0-

Village Overlook, Stockbridge, GA	09/14/92	09/29/03	$4,995,305	-0-	-0-	-0-	$4,995,305[9]	-0-	$4,790,507	$4,790,507	-0-

[1]	Amount shown does not include pro rata share of original offering costs.
[2]	Includes taxable gain from this sale in the amount of $11,496, of which $11,496 is allocated to capital gain and $0 is allocated to ordinary income.
[3]	Includes taxable gain from this sale in the amount of $207,613, of which $207,613 is allocated to capital gain and $0 is allocated to ordinary income.
[4]	Includes taxable loss from this sale in the amount of $910,227.
[5]	Includes taxable gain from this sale in the amount of $13,062, of which $13,062 is allocated to capital gain and $0 is allocated to ordinary income.
[6]	Includes taxable loss from this sale in the amount of $147,135.
[7]	Includes taxable gain from this sale in the amount of $ 1,815,315, of which $ 1,815,315 is allocated to capital gain and $ 0 is allocated to ordinary income.
[8]	Includes taxable loss from this sale in the amount of $686,513.
[9]	Includes taxable gain from this sale in the amount of $1,264,739, of which $1,264,739 is allocated to capital gain and $ 0 is allocated to ordinary gain.